FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Quarterly Results of Telefónica Group: January - December 2005	67

Quarterly results

January-December 2005

TABLE OF CONTENTS

Telefónica Group 2

Market Size

Financial Highlights

Consolidated Results

Financial Data

RESULTS BY BUSINESS LINES

Fixed Line Business

    Telefónica de España Group

    Telefónica Latinoamérica Group

Mobile Business

Cesky Telecom

Other Business

    Directories Business

    Atento Group

    Content and Media Business

    Telefónica Deutschland Group

AddendA

Companies included in each Financial Statement

Key Holdings of the Telefónica Group and its Subsidiaries

Significant Events

Changes to the Perimeter and Accounting Criteria of Consolidation

Telefónica, empowering economic, social and technological development

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. 2004 financial results were originally prepared under Spanish GAAP and have been translated into IFRS for comparison purposes only.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

These consolidated financial statements are presented on the basis of accounting principles generally accepted in International Financial Reporting Standards (IFRS). Certain accounting practices applied by the Group that conform with generally accepted accounting principles in IFRS may not conform with generally accepted accounting principles in other countries.

TELEFÓNICA GROUP

Market Size

(Data in thousands)

México
Internet & Data Acc.
Terra ISP: 3
Cellular Accesses
TEM México: 6,368
Guatemala
Fixed Telephony Acc.
T. Guatemala: 44
Internet & Data Acc.
Terra ISP: 1
Cellular Accesses
TEM Guatemala: 1,041
Nicaragua
Cellular Accesses
TEM Nicaragua: 372
Panama
Cellular Accesses
TEM Panamá: 849
Ecuador
Cellular Accesses
TEM Ecuador: 1,885
Peru
Fixed Telephony Acc.
T. del Perú: 2,348
Internet & Data Acc.
T. del Perú: 403
Cellular Accesses
TEM Perú: 3,455
Pay TV
Cable Mágico: 462
Chile
Fixed Telephony Acc.
CTC Chile: 2,429
Internet & Data Acc.
CTC Chile: 484
Cellular Accesses
TEM Chile: 5,276
El Salvador
Fixed Telephony Acc.
T. El Salvador: 69
Internet & Data Acc.
T. El Salvador: 21
Cellular Accesses
TEM El Salvador: 538
Pay TV
T. El Salvador: 14
Venezuela
Cellular Accesses
TEM Venezuela: 6,160
Colombia
Cellular Accesses
TEM Colombia: 6,033
Internet & Data Acc.
Terra ISP: 3
Brazil
Fixed Telephony Acc.
Telesp: 12,340
Internet & Data Acc.
Telesp: 3,329
Terra ISP: 932
Cellular Accesses
Brasilcel: 29,805
Uruguay
Cellular Accesses
Uruguay: 419
Argentina
Fixed Telephony Acc.
T. de Argentina: 4,532
Internet & Data Acc.
T. de Argentina: 912
Cellular Accesses
TEM Argentina: 8,335
Germany
Wholesale ADSL Lines
T. Deutschland Group: 535
Czech Republic
Fixed Telephony Acc.
Cesky Telecom: 2,961
Internet & Data Acc.
Cesky Telecom: 661
Cellular Accesses
EuroTel: 4,676
Morocco
Cellular Accesses
Medi Telecom: 4,023
Spain
Fixed Telephony Acc.
T. de España: 16,136
Internet & Data Acc.
T. de España: 5,586
Cellular Accesses
T. Móviles: 19,890
Pay TV
Imagenio: 207

TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)
	December

	2005	2004	% Chg

Fixed telephony accesses (1)	40,859.0	37,768.5	8.2
Internet and data accesses	12,859.9	10,872.2	18.3
Narrowband	5,166.9	5,672.5
Broadband	6,902.7	4,736.7
ADSL (2)	5,880.2	3,915.5
Retail (3)	5,023.1	3,225.6
Other accesses (4)	790.3	463.0
Unbundled loops (5)	434.8	116.1
Pay TV	683.2	408.3	67.3
Cellular accesses	99,124.0	74,441.4	33.2
Total Accesses	153,526.0	123,490.3	24.3

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) T. Deutschland's connections resold on a retail basis and Cable Modem in Peru included.
(3) Includes Cable Modem in Peru. TdE Retail includes Terra form 3Q05, Línea ADSL and satellite. TASA Retail includes ISP in the north part of the country.
(4) Cable modem El Salvador, WiFi clients, satellite Latam, fiber and leased circuits included.
(5) Includes fully unbundled loops and shared loops.

TELEFÓNICA GROUP

Financial Highlights

The most relevant factors of Telefónica Group results for fiscal year 2005 are the following:

  Net income reached a record amount of 4,445.8 million euros, 40.0% higher than in 2004, thanks to the good evolution of operations and the positive contribution of the executed acquisitions:

  Net income would have reached 4,915.8 million euros if we exclude the write-down of the remaining value of the UMTS license of IPSE1 and the provision2 for the Redundancy Program in Telefónica de España and Telefónica Data España.

  A 43.4% rise in basic earnings per share, to 0.913 euros.

  Achievement of the financial targets set for 2005, in terms of revenues, OIBDA, OI and CapEx, both at the Telefónica Group level and within the main business lines.

  Strengthening of the Group's growth profile, after reporting a solid year-on-year revenue growth of 25.1%:

  All business lines reported revenues above 2004 fiscal year figures.

  A sharp increase in total accesses (+24.3% over the prior year), driven by the growth in mobile customers and in broadband, which stood at 153.5 million at the end of the year. Including the O2 customers, whose acquisition was completed in 2006), the Telefónica Group's customer base would increase to 180.9 million:

  Telefónica Móviles Group's customer base increased to 94.4 million, gaining 16.33 million new customers.

  The Group's retail Internet broadband accesses reached 5.0 million, up from 3.2 million in December of 2004.

  Outstanding organic growth4 (constant exchange rates and excluding changes in the perimeter of consolidation) in the main Income Statement items:

  Revenues grew by 9.3% year-on-year, OIBDA by 9.9% and OI by 21.7%.

  The positive contribution of the exchange rate fluctuations, particularly the appreciation of Latin American currencies against the euro, which added 47 percentage points 4.5 percentage points and 3.3 percentage points to the growth of revenues, OIBDA and OI, respectively.

  Transformation of operating efficiency into profitability and generation of free cash flow:

  The consolidated OIBDA margin stood at 40.3%, unchanged from the previous year, in a high-growth environment and higher commercial activity.

  Operating free cash flow (OIBDA-CapEx) rose to 9,917.7 million euros, equivalent to 17.3% increase over the 2004 figure with the positive contribution of all business lines, despite a higher investment in growth.

  The 2005 shareholder remuneration policy is one of the most attractive in the industry, as demonstrated by the payment of a cash dividend of 0.5 euros/share, distribution of treasury stock representing 4% of shareholders' equity (1x25) and extension of the share buy-back program until the end of 2007, for a total of 6 billion euros. For 2006, the Board of Directors agreed to propose the payment of a dividend against 2005 fiscal year results of 0.5 euros/share in the next AGM.

1 Net of their corresponding tax effect and the loss attributable to minority interest.
2 Net of their corresponding tax effect
3 Excludes the adjustment for 300,000 inactive lines in Mexico, no longer considered in the reported customer base in the second quarter of 2005
4 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July-December 2004.

TELEFÓNICA GROUP

Consolidated Results

The results obtained by Telefónica Group and the management report included in this report are based on the actions carried out by the various business units in the Group and which constitute the units over which management of these businesses is conducted. This implies a presentation of results based on the actual management of the various businesses in which Telefónica Group is present, instead of adhering to the legal structure observed by the participating companies.

In this sense, income statements are presented by business, which basically implies that each line of activity participate in the companies that the Group holds in the corresponding business, regardless of whether said holding has already been transferred or not, even though it might be the final intent of Telefónica, S.A. to do so in the future.

It should be emphasized that this presentation by businesses in no case alters the total results obtained by Telefónica Group. These results are incorporated from the date of effective acquisition of the holding.

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. Hence, Terra España, Azeler and Maptel results will be incorporated within the Telefónica de España Group, whereas Terra in Latin America will be incorporated in the Telefónica Latinoamérica Group's results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.

Also starting in the third quarter of 2005, the Cesky Telecom results corresponding to the July-September 2005 period will be incorporated as an independent business line, at the closing of its acquisition last June.

In 2005, the Telefónica Group obtained a new dimension after the successful integration of the mobile telephony operations acquired from BellSouth in Latin America and Cesky Telecom, combined with the acquisition of O2, strengthening the Group's competitive position through the Company scale. With these acquisitions, the Group's strategic objective offering the best combination in terms of growth and cash returns is strengthened, after successfully executing the integrated management of operations through an increasing focus on customers and efficiency.

The Telefónica Group thus achieved in 2005 a record net income of 4,445.8 million euros, 40.0% above last year's figure. The achievement of this good result stems from the strong annual growth in revenues (+25.1%) thanks to the expansion of the customer base (+24.3%) and of the average revenue per customer, as a consequence of the increased commercial efforts, with particular emphasis on growing businesses and on product and service innovation. Operational efficiency means maintaining profitability (OIBDA margin) at a 40% ratio and operating free cash flow (OIBDA-CapEx) growing at a high annual rate (+17.3%). It is also significant the successful management of non-operational results, going from an annual growth in OIBDA of 25.0% and 30.5% of OI to a 40.0% of net income.

The economic and financial results for 2005 were also strengthened by the diversification of being an integrated operator. The cellular business is the main contributor to Group revenues (+38.1% year-on-year), while the fixed telephony business line is so in terms of profitability, with a growth in the operating income of Telefónica de España Group of 19.9% and of Telefónica Latinoamérica Group of 14.6% year-on-year. This way, the need to finance the increased number of customers in the mobile telephony business in order to capture the unique opportunity for growth of its markets, with its logical impact on margins, is compensated by the solid results from the fixed telephony business line, a reference in the sector in terms of revenues, profitability and generation of cash flow.

As a result, the Telefónica Group achieved all the financial objectives established for 2005. In terms of revenues5, growth at constant exchange rates and excluding changes in the consolidation perimeter stood at 17.2%, surpassing the growth target of "over 15%". With respect to the Operating Income before Depreciation and Amortization (OIBDA)5, growth stood at 12.3%6, within the announced range of +10%/+13%. Operating Income (OI)5 grew by 16.1%6, also within the range of +12%/+18%. Lastly, CapEx5 stood at 4,725.9 million euros, in line with the guidance of reaching approximately 4,600 million euros. It should also be noted that all business lines achieved the targets set for 2005.

The shareholder remuneration policy in 2005 continued to progress, being one of the most attractive in the sector and reaffirming itself after the acquisition of O2. In 2005 a dividend corresponding to the 2004 year of 0.5 euros/share was paid, Telefónica S.A. shares were distributed, representing a 4% of capital share, in a proportion of 1x25 and there has also been a progress in the share buy-back program. This program was renewed in April, and extended until the end of 2007, for a total of 6,000 million euros. On 31st December 2005, the treasury stock stood at 2.8% of the current share capital.

For 2006, the Board of Directors agreed to propose the payment of a dividend against 2005 fiscal year results of 0.5 euros/share in the next AGM.

At 2005 year end, the Telefónica Group managed 153.5 million accesses (+24.3% year-on-year), of which 99.1 million are cellular accesses, 40.9 million are fixed telephony accesses, 12.9 million are data and Internet accesses, and 0.7 million are Pay TV accesses. The acquisition of Cesky Telecom contributed with 8.3 million, while, if we include O2 lines as of 31st December 2005, the Telefónica Group total accesses reached 180.9 million.

The Telefónica Móviles Group has placed itself as one of the sector's main operators, in the high-growth environment of the Latin American markets, with a managed customer base of 94.4 million, up 26.9% year-on-year. Net adds in the fourth quarter recorded 5.4 million customers, in a period characterized by Christmas campaigns, while in the year as a whole added 16.37 million new customers.

The broadband market in 2005 showed great dynamism and growth in Spain, Latin America and the Czech Republic, with a total of 5.0 million retail Internet broadband accesses for the Telefónica Group at the end of December, 55.7% higher than the previous year. The contribution of Spain (2.7 million +68.5% year-on-year) and Brazil (Telesp: 1.2 million +46.0% year-on-year) must be highlighted.

Telefónica Group revenues increased 25.1% compared with 2004, reaching an absolute figure of 37,882.1 million. This strong yearly growth was due to the increased revenues achieved by all business lines, the positive impact of exchange rates (contributing with 4.7 percentage points to the growth) and changes in the consolidation perimeter, mainly the BellSouth and Cesky Telecom assets. Excluding these final two effects, the organic growth8 of revenues stood at 9.3% (+9.9% to September).

By business lines, the cellular business continued to be the main contributor to the Group's growth, recording a 38.1% year-on-year growth in revenues in 2005, to 16,513.5 million euros. The solid performance of revenues is mainly explained by changes in the consolidation perimeter on the one hand, and the contribution of Telefónica Móviles España (revenues +7.6%, making it one of the European operators with the highest growth in domestic market), Venezuela (revenues of 1,438 million euros) and Argentina (revenues of 1,010 million) on the other hand. In the fourth quarter of the year there was a slowdown in the growth rate of revenues (+29.1% year-on-year), since the first nine months (+41.7% year-on-year) were more affected by the consolidation of eight of the ten Latin American operators acquired from BellSouth since November 2004.

Telefónica de España Group revenues totaled 11,739.5 million euros in the year (Terra's operations in Spain accounted 21.6 million euros), up 4.8% year-on-year (+4.6% excluding Terra). Revenues from Internet and Broadband services (+26.9% over 2004) are the growth engine, particularly those for Broadband (+40.2% compared with January-December 2004), compensating the reduction in revenues for traditional voice services (-0.7% year-on-year). In the fourth quarter of 2005 the quarterly trend for the slowdown in the year-on-year increase in revenues, excluding Terra, (+3.6% vs. +4.0% in the third quarter vs. +4.9% in the second quarter vs. +6.0% in the first quarter) mainly due to the elimination of the effect of the increase in the monthly fee in 2004, the fall in revenues from voice traffic and the slowing growth of broadband revenues.

The Telefónica Latinoamérica Group, supported by the good performance of the operators, and the appreciation of Latin American currencies against the euro, obtained revenues of 8,265.5 million euros in 2005 (Terra Latinoamérica contributed with 111.0 million euros), 22.5% above 2004 figure. In constant euros, and excluding the effect of Terra, the increase with respect to January-December of the previous year stood at 6.2% (+6.5% to September) mainly due to the contribution of Telesp (+7.9% compared with +7.7% of September) driven by the increase in tariffs in July and the solid growth of the broadband business.

By geographic areas and as of the end of 2005, Spain represented 51.9% of consolidated revenues, reducing its contribution by 9.4 percentage points compared with December 2004, while Latin America increased its contribution to total revenues by 7.3 percentage points to 41.5%, due to the incorporation of BellSouth Latin American operators. Brazil maintained a contribution to total sales practically stable (18.2% vs. 17.3% twelve months ago). The incorporation of Cesky Telecom in July 2005 has given better geographical diversification, with 2.7% of revenues coming from the Czech Republic.

Cumulative operating expenses in 2005 stood at 23,219.3 million euros, recording a year-on-year growth of 26.7%, as a result of the intensification of commercial efforts carried out by Telefónica Group and the changes in the consolidation perimeter.

Supplies expenses (10,065.0 million euros) grew by 31.8% year-on-year (+27.2% excluding the effect of the exchange rate vs. +29.9% to September) and is explained mainly by the cellular business, with the incorporation of BellSouth Latin American operators and by the higher interconnection costs, as well as Telefónica de España Group due to the purchase of equipment for the ADSL and Imagenio services, and the boost in the local loop unbundling (ULL) by the competition.

Personnel expenses amounted to 5,656.4 million euros and grew by 11.0% in 2005 year-on-year (+7.9% in constant euros vs. +5.3% to September) related with the rise in the Group's average workforce (+21.4% to 190,385 employees) due to the cellular business, the acquisition of Cesky Telecom and the Atento Group (excluding Atento the average workforce would be 106,021 employees, a growth of 12.3%). Regarding the Telefónica de España 2003-2007 Redundancy Program, as an exceptional measure, 127 layoffs have been accepted in addition to the 1,750 applications accepted for 2005, and a new Redundancy Program in Telefónica Data España has been approved, joined by 68 persons, increasing the total provision made for 2005 to 597,3 million euros.

Cumulative external services expenses at year end (6,715.3 million euros) increased by 32.4% year on year (+26.4% in constant euros) as a result of the increased commercial and advertising activity, mainly in the bet on growth in number of customers and the changes in the consolidation perimeter. However, in the last quarter there was a control over commercial costs in Telefónica Móviles España.

At the end of the year 2005, Telefónica Group recorded a gain for the sale of fixed assets of 249.3 million euros compared with the 21.6 million euros accrued the previous year. The main items accounted for in this accounts are the capital gains from; i) the sale of Infonet, ii) the listing of Endemol, iii) the disposal of 1.2% of TPI share capital, iv) the disposal of real state and v) the sale of Radio Continental and Radio Estéreo, both from the ATCO Group. The capital gain obtained from the listing of Endemol and from the sale of Telinver in Argentina explain the positive accrued amount of 71.7 million euros in the fourth quarter of 2005.

Consolidated OIBDA in January-December 2005 stood at 15,276.4 million euros, a 25.0% growth in relation to the same period in 2004, a significant increase in the rate of variation compared with January-September (+20.0% year-on-year), after the 39.7% year-on-year OIBDA growth during the period October-December. The fluctuations in exchange rates contributed with 4.5 percentage points to the growth rate in 2005. The organic growth8 in consolidated OIBDA in 2005 stood at 9.9%, 3.2 percentage points higher than in the first nine months of the year, mainly due to the control of expenses during the last quarter, specially in the cellular business. In terms of profitability, despite the high levels of commercial activity, particularly in the cellular business, (OIBDA margin) was maintained practically stable compared with the previous year (40.33% vs. 40.36%).

In 2005, there was an acceleration in the cellular business OIBDA growth rate higher than the obtained to September (+25.4% vs. +19.4%), reaching 5,817.0 million euros and representing 38.1% of the consolidated OIBDA. In yearly terms, the OIBDA margin fell by 3.5 percentage points, to 35.2%, due to the commercial efforts made and the brand launch (movistar) last April. However, it is worth highlighting the year-on-year 3.9 percentage points improvement in the OIBDA margin of the fourth quarter (35.6%). This was mainly due to the 11.9 percentage points increase in the OIBDA margin of the Latin American subsidiaries to 24.5% because of the lower unit acquisition costs (SAC).

The Telefónica de España Group (31.2% of total OIBDA) finished the year with an OIBDA of 4,766.8 million euros (Terra's operations in Spain contributed 27.3 million euros), up 4.5% on that recorded in 2004. In the fourth quarter, the trend observed in previous quarters was reversed, and there was a year-on-year fall of 3.8%, basically associated with the 127 new people joining the Telefónica de España 2003-2007 Redundancy Program in 2005, and 68 people joining the Telefónica Data España Redundancy Program. The OIBDA margin stood at 40.6%, 0.1 percentage point lower than in 2004, though if we exclude the effect of the Redundancy Program in both years, the OIBDA margin would increase to 45.7% (-0.8 percentage points vs. January-December 2004).

The Telefónica Latinoamérica Group OIBDA, contributing with 24.6% to the total OIBDA, stood at 3,758.3 million euros at year end (Terra in Latin America contributed 4.8 million euros), showing a growth in nominal terms of 14.1%, which translates to 0.4% (-7.5% to September), in constant euros and excluding the effect of Terra Latam. It should be noted that these variations are influenced by the gain on the sale of fixed assets (mainly the sale in July 2004 of the CTC mobile telephony subsidiary and the sales of Infonet and Telinver in Argentina) as a result of which, the variation excluding this effect would be 27.4% (+11.7% excluding the exchange rates and Terra Latam effect). The OIBDA margin, excluding the result of the gain for the sale of fixed assets in both periods, stood stable compared with September at 44.2%, though increasing by 1.7 percentage points compared with 2004.

The geographical distribution of the OIBDA in 2005 reflects, in the same way as revenues, greater diversification, with 58.3% of the consolidated OIBDA coming from Spain (70.4% of the previous year), 36.4% from Latin America (32.5% two months ago) and 3.0% from the Czech Republic after the incorporation of Cesky Telecom in the second half of 2005.

The operating income for January-December 2005 amounted 8,558.8 million euros, a year-on-year growth of 30.5%, 6.0 percentage points higher than that recorded in the first nine months of the year. This acceleration was the result of the higher increase in OIBDA described above, and despite the higher increase in depreciation compared with September (+18.6% vs. +14.6%). The main business lines that contribute to this increase in depreciation are, in first place, the cellular business, due to the changes in the consolidation perimeter and the impact of 280 million euros associated with the amortization of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and BellSouth Latin American operators in 2004 and at the beginning of 2005, and, secondly, Cesky Telecom, which was incorporated from the second half of the year. The organic variation8 rate in operating income is +21.7% compared with the +16.6% registered to September.

The results of associated companies reversed the positive trend recorded in the first nine months of the year (+9.6 million euros) and closed 2005 with losses that can be attributed to these companies of 128.2 million euros (-50.5 million euros in January-December 2004). In the fourth quarter -136.8 million euros mainly related to the write-down of the remaining value of the UMTS license of IPSE were accounted (this asset write-down does not imply any cash outflow)). It should be noted, in particular, that if we exclude this effect, the results of these companies would be positive (+8.6 million euros) thanks to the lower losses that can be attributed to Sogecable, Lycos Europe and the positive contribution of Medi Telecom, which, last year, brought losses to the Group.

Financial net expenses amounted to 1,634.3 million euros in 2005, 0.3% year-on-year reduction (4.8 million euros) compared with the comparable figure of 2004 (1,639.1 million euros). The interest rates expenses deteriorated by 334.3 million euros, of which 261.3 million euros belong to the 18.6% increase in the average net debt versus 2004. The exchange rate differences improved in 339.1 million euros compared with 2004, highlighting the positive contribution of the USD/EUR position, that contributed with a 43% to the improvement in the result.

The net free cash flow after CapEx generated by the Telefónica Group amounted to 7,108.1 million euros in 2005, of which 4,476.1 million euros were dedicated to the net payments of dividends and treasury stock in Telefónica S.A., 5,839.9 million euros were deployed on financial investments (net of the sale of real state) and 692.8 million euros to the cancellation of commitments, mainly to headcount reduction. Hence, the free cash flow after dividends, that explains in a high degree the increase in the net financial debt of 3,900.7 million euros.

The Telefónica Group's net financial debt at the end of December 2005 stood at 30,067.0 million euros. The increase of 6,372.6 million euros with respect to the 2004 net financial debt figure (23,694.4 million euros) was due to the free cash flow after dividends of -3,900.7 million euros. Moreover, the net financial debt increased by 1,075.8 million euros corresponding to changes in the consolidation perimeter and others and in 1,396.1 million euros as a consequence of the effects of the exchange rates on net financial debt not denominated in euros.

The tax provision amounted to 1,969.2 million euros in 2005, and the tax rate stood at 29.0%, although the cash outflow for the Telefónica Group will be reduced even further as negative tax bases are compensated for.

The results attributed to minority interests in 2005 showed year-on-year growth of 23.0% and deducted 381.2 million euros from the Telefónica Group's net income. This evolution is explained by the participation of minority interests in the net income of Cesky Telecom since 1st July 2005, the improved net income obtained by Telesp and the lower losses recorded by Telefónica Móviles México.

As a result of this, the consolidated net income accumulated to December reached 4,445.8 million euros, up 40.0% year-on-year In the fourth quarter, the net income grew by 51.6% compared with the fourth quarter of 2004, and reached 1,192.5 million euros.

During 2005, consolidated CapEx reached 5,358.7 million euros (4,725.9 million euros9 with constant exchanges rates of 2004 and excluding changes in the consolidation perimeter), which represents a growth of 42.3% vs the 2004 figure (organic variation8 +21.0%). By business lines, there was a generalized growth, mainly associated with growth initiatives both in Spain and Latin America (broadband, increase in capacity of mobile telephony networks, and rollout of the UMTS network in Spain and GSM in Colombia). It is also worth to highlight the investment made in Distrito C, the future Telefónica Group headquarters in Madrid and the incorporation of the Cesky Telecom's investments since July 2005.

5 All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T.Latam).
6 In terms of guidance calculation, Operating Income and Operating Income before D&A exclude other exceptional revenues/expenses not foreseeable in 2005. Personnel Restructuring and Real Estate Programs are included as operating revenues/expenses.
7 Excludes the adjustments of 300,000 inactive lines in Mexico, not longer considered in the reported customer base as of the second quarter of 2005.
8 Assuming constant exchange rates and including the consolidation of the Latin American assets acquired to BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela in the cellular business and Atrium in the Telefónica Latinoamérica Group from January 1st 2004. Cesky Telecom has been included in the period July-December 2004.
9 All projections refer to local currency (constant exchange rates) and exclude changes in consolidation other than assets acquired to BellSouth in Argentina & Chile in 2005 (TEM), and Atrium (T.Latam).

TELEFÓNICA GROUP

Financial Data

TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December

	2005	2004	% Chg

Revenues	37,882.1	30,280.9	25.1
Operating income before D&A (OIBDA)	15,276.4	12,222.0	25.0
Operating income (OI)	8,558.8	6,556.0	30.5
Income before taxes	6,796.2	4,866.4	39.7
Net income	4,445.8	3,175.7	40.0
Basic earnings per share	0.913	0.637	43.4
Weighted average number of ordinary shares outstanding during the period (millions)	4,870.9	4,987.8	(2.3)

Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees "Programa TIES". Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
RESULTS BY COMPANIES
Unaudited figures (Euros in millions)
	REVENUES			OIBDA			OPERATING INCOME

	January - December			January - December			January - December
	2005	2004	% Chg	2005	2004	% Chg	2005	2004	% Chg

Telefónica de España Group	11,739.5	11,202.2	4.8	4,766.8	4,560.0	4.5	2,627.7	2,192.4	19.9
Telefónica Latinoamérica Group	8,265.5	6,748.4	22.5	3,758.3	3,294.8	14.1	1,965.8	1,716.1	14.6
Cellular Business	16,513.5	11,961.4	38.1	5,817.0	4,637.6	25.4	3,443.0	3,057.5	12.6
Cesky Telecom	1,035.2	-	n.c.	456.7	-	n.c.	164.8	-	n.c.
Directories Business	660.5	616.4	7.1	220.0	204.8	7.4	196.0	181.0	8.3
Atento Group	856.5	606.5	41.2	116.4	85.1	36.7	88.5	51.4	72.1
Content & Media Business	1,269.1	1,219.1	4.1	269.2	185.0	45.5	240.3	156.2	53.9
Other companies (*)	868.2	1,265.0	(31.4)	(188.0)	(248.9)	(24.5)	(258.5)	(410.2)	(37.0)
Eliminations	(3,325.7)	(3,338.1)	(0.4)	60.1	(496.5)	c.s.	91.1	(388.4)	c.s.
Total Group	37,882.1	30,280.9	25.1	15,276.4	12,222.0	25.0	8,558.8	6,556.0	30.5

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.
Also starting in the third quarter of 2005, the Cesky Telecom results corresponding to the July-December 2005 period will be incorporated as an independent business line, whose acquisition was last June.
(*) OIBDA and Operating Income exclude the variation in investment valuation allowances accounted for by Telefónica S.A. parent company and that are eliminated in consolidation.

TELEFÓNICA GROUP
CAPEX BY BUSINESS LINES
Unaudited figures (Euros in millions)
	January - December

	2005	2004	% Chg

Telefónica de España Group	1,406.6	1,207.5	16.5
Telefónica Latinoamérica Group	1,061.2	748.5	41.8
Cellular Business	2,330.4	1,669.0	39.6
Cesky Telecom	147.0	-	n.c.
Directories Business	24.1	21.5	11.9
Atento Group	42.9	22.8	88.6
Content & Media Business	25.5	24.3	5.2
Other companies & Eliminations	321.0	73.5	n.m.
Total Group	5,358.7	3,767.1	2.3

Starting third quarter 2005, Terra Networks results will be included in the Telefónica de España Group and Telefónica Latinoamérica Group results. The Terra Networks Group results from the first and second quarter of 2005 and from fiscal year 2004 will be incorporated into Other Companies in the Telefónica Group accounts.
2004 data of Telefónica Latinoamérica Group and Total Group is adapted to the new accounting criteria (IFRS) for IRUs.

TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	37,882.1	30,280.9	25.1	10,480.0	8,217.9	27.5
Internal expenditure capitalized in fixed assets(1)	601.3	470.3	27.9	263.2	165.2	59.3
Operating expenses	(23,219.3)	(18,329.8)	26.7	(6,461.3)	(5,116.9)	26.3
Supplies	(10,065.0)	(7,637.3)	31.8	(2,941.0)	(2,276.1)	29.2
Personnel expenses	(5,656.4)	(5,095.2)	11.0	(1,441.0)	(1,164.1)	23.8
Subcontracts	(6,715.3)	(5,072.0)	32.4	(1,827.9)	(1,523.1)	20.0
Taxes	(782.6)	(525.3)	49.0	(251.5)	(153.6)	63.7
Other net operating income (expense)	(212.9)	(43.6)	n.m.	(9.1)	(4.1)	123.0
Gain (loss) on sale of fixed assets	249.3	21.6	n.m.	71.7	2.7	n.m.
Impairment of goodwill and other assets	(24.2)	(177.3)	(86.4)	(12.5)	(164.7)	(92.4)
Operating income before D&A (OIBDA)	15,276.4	12,222.0	25.0	4,331.9	3,100.2	39.7
Depreciation and amortization	(6,717.7)	(5,666.0)	18.6	(1,897.6)	(1,461.6)	29.8
Operating income (OI)	8,558.8	6,556.0	30.5	2,434.3	1,638.6	48.6
Profit from associated companies	(128.2)	(50.5)	153.9	(137.8)	1.5	c.s.
Net financial income (expense)	(1,634.3)	(1,639.1)	(0.3)	(505.1)	(590.7)	(14.5)
Income before taxes	6,796.2	4,866.4	39.7	1,791.4	1,049.4	70.7
Income taxes	(1,969.2)	(1,512.8)	30.2	(513.8)	(364.0)	41.2
Income from continuing operations	4,827.1	3,353.6	43.9	1,277.5	685.4	86.4
Income (Loss) from discontinued operations	0.0	132.0	n.m.	0.0	190.8	n.m.
Minority interest	(381.2)	(309.9)	23.0	(85.0)	(89.7)	(5.3)
Net income	4,445.8	3,175.7	40.0	1,192.5	786.5	51.6

Weighted average number of ordinary shares outstanding during the period (millions)	4,870.9	4,987.8	(2.3)	4,813.1	4,912.2	(2.0)
Basic earnings per share	0.913	0.637	43.4	0.248	0.160	54.7

(1) Including work in process.
Note: For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 "Earnings per share". Thereby, there are not taking into account as outstanding shares the weighted average number of shares held as treasury stock during the period nor the shares assigned to the stock options plan for employees "Programa TIES". Furthermore, in line with IFRS rule 33, the weighted average number of shares outstanding during every period, has been adjusted for these operations that had implied a difference in the number of outstanding shares, without a variation associated in the equity, as if those have taken place at the beginning of the first period presented. It consists on the distribution of the paid-in capital reserve by means of delivery of shares in the proportion of 1 share to every 25 shares, approved by the AGM as of May 31, 2005.

TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)
	December

	2005	2004	% Chg

Non-current assets	59,545.0	48,954.5	21.6
Intangible assets	7,877.1	5,674.1	38.8
Goodwill	8,910.2	5,949.4	49.8
Property, plant and equipment and Investment property	28,027.4	23,221.7	20.7
Long-term financial assets and other non-current assets	6,345.6	5,152.0	23.2
Deferred tax assets	8,384.7	8,957.1	(6.4)
Current assets	13,628.8	11,124.4	22.5
Inventories	919.5	655.5	40.3
Trade and other receivables	7,515.7	5,919.8	27.0
Current tax receivable	1,448.3	1,069.5	35.4
Short-term financial investments	1,517.8	2,556.6	(40.6)
Cash and cash equivalents	2,213.2	914.3	142.1
Non-current assets classified as held for sale	14.3	8.7	64.8

Total Assets = Total Equity and Liabilities	73,173.8	60,078.9	21.8

Equity	16,158.4	12,342.5	30.9
Equity attributable to equity holders of the parent	12,733.3	10,439.8	22.0
Minority interest	3,425.1	1,902.7	80.0
Non-current liabilities	35,126.5	27,742.6	26.6
Long-term financial debt	25,167.6	17,492.2	43.9
Deferred tax liabilities	2,477.4	1,642.6	50.8
Long-term provisions	6,353.2	7,407.7	(14.2)
Other long-term liabilities	1,128.2	1,200.1	(6.0)
Current liabilities	21,888.9	19,993.8	9.5
Short-term financial debt	9,235.9	10,210.4	(9.5)
Trade and other payables	6,932.9	5,632.3	23.1
Current tax payable	2,191.6	1,824.9	20.1
Short-term provisions and other liabilities	3,528.5	2,323.5	51.9
Liabilities associated with non-current assets classified as held for sale	0.0	2.7	n.m.

Financial Data
Net Financial Debt (1)	30,067.0	23,694.4	26.9

(1) Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt - Short term financial investments - Cash and cash equivalents - Long term financial assets and other non-current assets.

TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)
		January - December

		2005	2004	% Chg

I	Cash flows from operations	13,854.3	11,706.5	18.3
II	Net interest payment (1)	(1,449.4)	(1,235.9)
III	Payment for income tax	(1,233.0)	(326.0)
A=I+II+III	Net cash provided by operating activities	11,171.9	10,144.6	10.1
B	Payment for investment in fixed and intangible assets	(4,409.9)	(3,457.7)
C=A+B	Net free cash flow after CAPEX	6,762.0	6,686.9	1.1
D	Net Cash received from sale of Real Estate	99.9	210.8
E	Net payment for financial investment	(5,939.8)	(3,714.3)
F	Net payment for dividends and treasury stock (2)	(4,822.8)	(4,804.4)
G=C+D+E+F	Free cash flow after dividends	(3,900.7)	(1,621.0)	140.6
H	Effects of exchange rate changes on net financial debt	1,396.1
I	Effects on net financial debt of changes in consolid. and others	1,075.8
J	Net financial debt at beginning of period	23,694.4
K=J-G+H+I	Net financial debt at end of period	30,067.0

(1) Including cash received from dividends paid by subsidiaries that are not under full consolidation method.
(2) Dividends paid by Telefónica S.A. and dividend payments to minoritaries from subsidiaries that are under full consolidation method and treasury stock.

TELEFÓNICA GROUP
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)
	January - December

	2005	2004	% Chg

OIBDA	15,276.4	12,222.0	25.0
- CapEx accrued during the period (EoP exchange rate)	(5,358.7)	(3,767.1)
- Payments related to commitments	(894.2)	(916.5)
- Net interest payment	(1,449.4)	(1,235.9)
- Payment for income tax	(1,233.0)	(326.0)
- Results from the sale of fixed assets	(249.3)	(21.6)
- Invest. in working cap. and other deferred income and expenses	670.2	732.0
= Net Free Cash Flow after CapEx	6,762.0	6,686.9	1.1
+ Net Cash received from sale of Real Estate	99.9	210.8
- Net payment for financial investment	(5,939.8)	(3,714.3)
- Net payment for dividends and treasury stock	(4,822.8)	(4,804.4)
= Free Cash Flow after dividends	(3,900.7)	(1,621.0)	140.6

Note: At the Investor Conference held in October 2003, the concept expected "Free Cash Flow" 2003-2006 was introduced to reflect the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
The differences with the caption "Net Free Cash Flow after CapEx" included in the table presented above, are related to "Free Cash Flow" being calculated before payments related to commitments (workforce reductions and guarantees) and after dividend payments to minoritaries, due to cash recirculation within the Group.
	Jan-Dec 2005	Jan-Dec 2004
Net Free Cash Flow after CapEx	6,762.0	6,686.9
+ Payments related to cancellation of commitments	692.8	697.2
- Ordinary dividends payment to minoritaries	(346.7)	(176.1)
= Free Cash Flow	7,108.1	7,208.0

TELEFÓNICA GROUP
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)
		December 2005

	Long-term debt	25,647.8
	Short term debt including current maturities	9,193.9
	Cash and Banks	(2,213.2)
	Short and Long-term financial investments (1)	(2,561.5)
A	Net Financial Debt	30,067.0
	Guarantees to IPSE 2000	365.5
	Guarantees to Newcomm	83.5
B	Commitments related to guarantees	449.0
	Gross commitments related to workforce reduction (2)	5,270.1
	Value of associated Long-term assets (3)	(754.7)
	Taxes receivable (4)	(1,457.7)
C	Net commitments related to workforce reduction	3,057.7
A + B + C	Total Debt + Commitments	33,573.7

	Net Financial Debt / OIBDA (5)	1.91x
	Total Debt + Commitments/ OIBDA (5)	2.13x

(1) Short term investments and certain investments in financial assets with a maturity profile longer than one year, whose amount is included in the caption "Investment" of the Balance Sheet.
(2) Mainly in Spain, except 91.3 million euros related to the provision of pension fund liabilities of corporations outside Spain. This amount is detailed in the caption "Provisions for Contingencies and Expenses" of the Balance Sheet, and is the result of adding the following items: "Provision for Pre-retirement, Social Security Expenses and Voluntary Severance", "Group Insurance", "Technical Reserves", and "Provisions for Pension Funds of Other Companies".
(3) Amount included in the caption "Investment" of the Balance Sheet, section "Other Loans". Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(4) Net present value of tax benefits arising from the future payments related to workforce reduction commitments.
(5) Calculation based on annualized OIBDA. Including Cesky Telecom January-December 2005 OIBDA.

TELEFÓNICA GROUP
EXCHANGES RATES APPLIED
	P&L (1)			Balance Sheet and CapEx (2)

	Jan - Dec 2005	Jan - Dec 2004	% Chg	December 2005	December 2004

USA (US Dollar/Euro)	1.242	1.242		1.180	1.362
Argentina (Argentinean Peso/Euro)	3.631	3.651		3.577	4.058
Brazil (Brasilian Real/Euro)	3.002	3.632		2.761	3.616
Czech Republic (Czech Crown/Euro)	29.780	-		29.005	-
Chile (Chilean Peso/Euro)	694.444	757.576		606.061	757.576
Colombia (Colombian Peso/Euro)	2,881.844	3,257.329		2,695.418	3,257.329
El Salvador (Colon/Euro)	10.870	10.868		10.322	11.919
Guatemala (Quetzal/Euro)	9.496	9.887		8.974	10.570
Mexico (Mexican Peso/Euro)	13.517	14.017		12.715	15.344
Nicaragua (Cordoba/Euro)	20.799	19.794		20.222	22.242
Peru (Peruvian Nuevo Sol/Euro)	4.096	4.240		4.051	4.470
Uruguay (Uruguayan Peso/Euro)	30.331	35.587		28.490	35.958
Venezuela (Bolivar/Euro)	2,624.672	2,386.635		2,538.071	2,617.801

(1) These exchange rates are used to convert the P&L accounts of the Group foreign subsidiaries from local currency to euros.
(2) Exchange rates as of 31/12/05 y 31/12/04.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA DE ESPAÑA GROUP

The 2005 results for Telefónica de España Group comfortably met forecasts announced at the beginning of the year, which were revised upwards following the publication of the third quarter results. Operating revenues grew 4.8% to stand at 11,739.5 million euros and OIBDA increased by 4.5% to total 4,766.8 million euros. Investments amounted to 1,406.6 million euros to remain within announced levels.

In terms of operations, the ambitious objective of closing 2005 with over 200,000 Imagenio customers in service was met. This service has notably reaffirmed the attractiveness of Telefónica's Broadband offer, both in terms of an individual marketed product, and sold as part of a bundle in Dúo and Trío packages. This led to a record growth in broadband accesses during the last quarter of the year.

The following broadband products are worthy of mention in terms of the latest commercial initiatives:

  ADSL Mini Class that, with download volume-based billing and a speed of up to 2Mb/s, focuses primarily on SMEs or Businesses.

  ADSL TOP and ADSL PREMIUM PLUS, services based on ADSL 2+ technology with upload/download speeds of up to 10Mb/s / 800Kb/s and 20Mb/s / 800Kb/s, respectively.

Of particular note in the traditional voice business:

  The inclusion of fixed-to-mobile traffic in the Voice Mini Flat-Rate (Tarifa Plana de Voz Mini) and in the National Flat Rate (Tarifa Plana Nacional), at monthly fees of 4 and 16 euros, respectively. Fixed-to-mobile calls are billed at a single price of 0.19 euros a minute, with no set-up fee.

  International Mini Rate (Tarifa Mini Internacional) at a monthly fee of 3 euros, implying attractive prices to different international destinations to both fixed and mobile lines.

In relation to Wi-Fi services, particularly relevant was the agreement signed with Telecom Italia and Portugal Telecom within the framework of the Wireless Broadband Alliance, an international association of Wi-Fi operators of which Telefónica is the sole Spanish member. Through this agreement, Wi-Fi Roaming has been set up in both countries to expand coverage to 790 new Wi-Fi zones in Portugal and 800 in Italy. These zones now form part of the ADSL Wi-Fi Zone, the operational coverage of which is the largest in Spain with 1,555 hotspots by December 2005.

Lastly, the agreement signed with Federación Valenciana de Municipios y Provincias (Valencia Federation of Municipalities and Provinces) to supply wireless technologies to its facilities should be highlighted.

Aware of the home entertainment market's great potential for development, Telefónica has signed an agreement with Intel, through its subsidiary Terra, to provide the content for the new Intel home entertainment platform.

Besides of the constant launching of new services, Telefónica de España has continued to make intense commercial efforts, especially during the Christmas campaign, with the launch of new promotions. Foremost are the Dúo and Trío promotions that, for subscriptions received between November 15th and January 7th, were billed at a fee of 20.00 euros per month until the end of January for both Dúo and Trío with flat-rate national voice calls and 24-hour ADSL, compared with the standard fees of 39.90 and 51.90 euros per month, respectively.

As a proof of the continuous commercial efforts to offer users quality and price-competitive products and services, in a recent study the Consumers' Union of Spain placed Telefónica de España as the fixed-line operator with the best price-quality ratio in Spain, based on information regarding prices from the Spanish Telecommunications Regulator, the CMT, and regarding quality from the State Department of Telecommunications and Information Society (SETSI, Secretaría de Estado para las Telecomunicaciones y Sociedad de la Información).

From a regulatory viewpoint, the measures published over recent months regarding the RIO and the 2006 price-cap must be underlined:

  Last November, the CMT published the new RIO, Reference Interconnection Offer, in which the prices of basic services were modified, leading to an average decrease of 1.8% in real terms. Hence, Capacity-based Interconnection prices were maintained and the effective average price of Time-based Interconnection fell by an average of 5.6%. Given the high percentage of traffic processed through the Capacity-based Interconnection model, representing almost 70% of Fixed to Fixed interconnection traffic in 2005, the measure has low financial impact. Other aspects considered in the modification of the RIO concern are the inclusion of new services in the Capacity-based Interconnection model, such as call interconnection at special rates (intelligent network and subscriber number enquiry services) and calls to short numbers, except for 112, placing effective average interconnection prices among the cheapest in Europe.

  As a result of the measure adopted by the CMT in September to reduce interconnection prices of mobile phone operators, Telefónica de España readjusted fixed-to-mobile prices for each of the three operators in November, to comply with the regulatory requirement forcing Telefónica to have the same net remuneration per traffic, independent of the target mobile phone operator. These adjustments had no impact on average prices.

  Subsequently, on February 4th 2006, Telefónica de España modified its rates for local and fixed-to-mobile traffic under the provisions of the Comisión Delegada de Asuntos Económicos (Delegated Commission for Economic Affairs). The new prices meant that monthly subscription fees for PSTN lines remained unchanged, and voice traffic billing per second from the start of the call was introduced, without the inclusion of franchise time. The new rates, which modify prices per minute, increase fixed-to-mobile set-up fee to 0.12 euros and reduce metropolitan set-up fee to 0.065 euros, while removing the existing 160-second franchised time. These modifications have been defined under the principle of neutrality and, therefore, will have no impact on the average price per minute.

  However, on February 9th 2006, the CMT approved a resolution to suppress the ex-ante control of domestic and international retail prices for the telephone service.

Revenues of Telefónica de España Group amounted to 11,739.5 million euros over 2005, a year-on-year growth of 4.8%. Considering the fourth quarter independently, revenues grew by 4.0% to total 3,010.9 million euros.

Excluding revenues from Terra business in Spain over the last half of the year, Telefónica de España Group revenues for 2005 would stand at 11,717.9 million euros (2,998.3 million euros in the last quarter of 2005), a 4.6% year-on-year growth (+3.6% in the fourth quarter) in line with the guidance revised upward during the publication of the results from the third quarter 2005, which set the growth rate for 2005 revenues over 4%.

Telefónica de España parent company's revenues amounted to 11,250.5 million euros, up 4.8% year on year. Revenues for the fourth quarter of the year stood at 2,889.7 million euros, a 4.3% increase on the same period of the previous year despite the drop in revenues from voice traffic and the slowing down in the growth of broadband revenues.

With regard to revenue contribution by the most relevant subsidiaries in 2005, Telyco Group reached 478.1 million euros revenues equivalent to a 10.2% year-on-year increase, Telefónica Telecomunicaciones Públicas revenues reached 226.6 million euros falling 6.0% year on year and, finally, Terra added 21.6 million euros to the Group revenues over the last half of the year.

  Revenues from Traditional Access grew by 0.1% over the year to reach 2,826.2 million euros. The growth in revenues from subscriptions was able to offset the drop in revenues from connection fees, affected by the free connection fee campaigns. However, revenues from access experienced a 0.9% decline over the last quarter of the year, essentially due to the reduction in revenues from surcharges on calls from public payphones.

The fixed telephony accesses in Spain are estimated to have grown 0.9% over 2005, while those of Telefónica de España decreased 1.2% to 16.135.563, to end the year with an estimated market share around 85% of those accesses, after aligning historical data with latest data available from the CMT.

But this decreasing trend has been more than compensated by the 2.8% growth of the total number of accesses of Telefónica de España, that by year end stood at 21.9 millions. This growth is a result of successful broadband marketing, and was achieved despite the loss of 199,243 fixed telephony accesses over the year.

  Revenues from Traditional Voice services amounted to 5,161.8 million euros during 2005, with a year-on-year reduction of 0.7%. These revenues fell by 1.9% over the fourth quarter.

Regarding analogue voice traffic originated in fixed lines, the estimated total volume of the market in Spain, expressed in minutes, was down 3.1% year on year, a 1.9 percentage points slowdown in relation to the decline recorded the previous year. After aligning historical data with latest data available from CMT, Telefónica de España's estimated share of the voice market stood at 66% in December.

The estimated total volume of minutes processed by Telefónica de España during 2005 amounted to 110,207 million, a 10.4% year-on-year drop. Total outgoing traffic (including Internet) amounted to 59,418 million minutes and fell by 13.6% with regard to the previous year. Traditional outgoing traffic totalled 43,932 million minutes, down by 7.2% year-on-year and slowing down the decline in comparison with the beginning of the year as a result of the lower significant drop in the market.

In closer detail, metropolitan traffic in the January-December period dropped by 10.9%, provincial by 10.5%, DLD by 5.5% and fixed-to-mobile by 1.6%. International traffic made very good progress over the year, 13.5% up at the end of December, although its growth in the last quarter (+7.6%) was slightly below than that recorded during the first three of 2005. The number of outgoing minutes to the Internet amounted to 15,486 million and continued to show a negative year-on-year variation (-27.8% over the year), mainly as a result of cannibalization of switched Internet traffic by broadband ADSL services. Finally, incoming traffic amounted to 50,789 million minutes, a 6.4% drop compared with the previous year.

With regard to service packages, it is worth noting that the total number of plans, Combinados and flat rates amounted to 2,905,941, 34.3% more than that reached in September 2005 primarily due to the launch of the Dúo and Trío packages that same month.

Moreover, the number of pre-selected lines stood at 2,284,590 by the end of 2005, a reduction of 78,121 lines over the quarter, as a result of migrations to unbundled loops, the customer win-back campaigns and the positive effect of new commercial products - particularly the Dúos and Tríos.

  Internet and Broadband services, which contributed almost 79% of the growth in Telefónica de España revenues, totalled 1,904.7 million euros over 2005, a 26.9% increase year on year.

Within this section, broadband revenues including both, Internet broadband access revenues and Pay TV revenues, grew 40.2% over the year to reach 1,703.5 million euros, of which 1,297.8 million euros are from the retail business.

Strong growth of the customer base was boosted by the new bundles of products and by promotions, which despite its implication on ARPU reduction, resulted in a final strong top line revenue growth.

According to our estimates, total fixed broadband Internet accesses in the Spanish market at year end exceeded 5 million lines, with an estimated net gain of around half a million accesses in fourth quarter of the year, being up to date the highest quarterly net gain figure ever in Spain. The success of Telefónica's ADSL offering has been a determining factor in this growth, reaching 3,479,824 acceses (wholesale and retail including those accesses providing only Imagenio service) by the end of 2005. On the other hand, the growth of unbundling has resulted in a decline of Telefonica de España's market share on ADSL down to 89%.

The offer by Telefonica de España of retail Internet broadband accesses (ADSL, optical fibre, and other technologies, excluding the accesses providing only Imagenio service) registered a net gain of 303,346 accesses in the fourth quarter, almost doubling the net gain of same quarter 2004 and representing more than 60% of the estimated net gain of the Spanish market. This lead to a total number of retail Internet broadband accesses by Telefónica de España of 2,719,669, representing, according to Company's estimates, a 55% share of the Spanish market. It must be noted that this growth has been achieved in an environment of strong commercial aggressiveness by both our cable-modem and unbundled loop competitors.

The net gain of unbundled loops for the fourth quarter was 73,475. By year end, the total number of unbundled loops stood at 434,759, 116,112 unbundled lines at 2004 year end, and amounting, according to our estimates, to 8.8% of the total number of fixed broadband Internet accesses and 11.1% of total ADSL connections. Of these unbundled loops, 279,027, 64,2%, were shared access loops.

The wholesale ADSL service is being affected by the migration to unbundled loops. However, a net growth of 13,332 lines was recorded over the fourth quarter to place the total number at 721,940.

Broadband value added services (VAS) provided by Telefónica de España remained a distinguishing factor with regard to the competition's commercial offer. 65.1% of our retail broadband customers have contracted at least one VAS and the number of operative services now amounts to over 2.6 million units. ADSL Solutions is noteworthy among these services, a total of 393,295 solutions being operational by the end of 2005 to give a 17,1% increase in relation to September 2005.

As indicated, the Imagenio service met its target for 2005 with 206,572 clients, after achieving a fourth quarter net gain of 114,466 customers. This figure is above the total net gain accumulated to September, which shows the commercial efforts made and the operational capacity to manage such a large number of subscriptions. With this growth, Imagenio has reached a significant share of the Spanish Pay TV market, which we estimate at a 6% level, compared to the 0.3% estimated market share at the end of 2004.

  Revenues from Data services grew by 5.4% over the year to reach 1,031.0 million euros. Retail data services fell by 1.1% over this period, despite the 12.7% growth in VPN connections and as a result of the migration of traditional network solutions towards cheaper IP products and the replacement of circuit rental for other, cheaper products.

Fibre connections to retail customers stood at 13,810, 40.2% above the figure reported at 2004 year end.

  Lastly, revenues from Information Technology services continued to progress with regard to contribution to Group revenues, ending the last quarter of the year with a contribution of 108.4 million euros, a year-on-year growth of 69.0%. Revenues of this type over the year represented 326.8 million euros and a 38.9% growth. This good behaviour was due to the growth in outsourcing services of desktop positions and systems integration.

There are currently 184 client management centres operated by Telefónica staff, and 123 contracts with customers who are outsourcing their communications service/information systems. These figures have grown by 52.1% and 36.7% respectively year on year.

The number servers dedicated to clients' amounted to 2,931, a 38.6% increase on the previous year. The number of desktop positions managed stood at 87,249.

Telefónica de España Group's operating expenses increased by 5.0% compared with last year to stand at 7,213.7 million euros, as a consequence of the commercial efforts made and the development of new products that allow Telefónica de España to offer the most complete and innovative portfolio of services in our market. Expenses in the fourth quarter amounted to 1,777.7 million euros, having increased 9.5% due to the contribution of additional expenses from the workforce restructuring program during this period.

  Personnel expenses fell 0.8% over the year to stand at 2,695.8 million euros. A new Redundancy Program (E.R.E.) was applied to the Telefónica Data España S.A. workforce during the last quarter of the year. 68 people joined this program, along with the 127 additional employees accepted under the Telefónica de España Redundancy Program during the fourth quarter of 2005, leading to a total figure of 1,945 redundancies by year end.

This led to an additional provision of 71.0 million euros in the fourth quarter for workforce restructuring, increasing personnel expenses over the quarter by 18.6% year on year to stand at 597.5 million euros.

Excluding the effect of Redundancy Program provisions in 2004 (643.5 million euros including actuarial revision) and in 2005 (595.4 million euros), personnel expenses would have grown by 1.3% over the year and 4.4% over the last quarter. This latter figure was affected by the extraordinary provision arising as a result of the salary review in line with the increase in the 2005 CPI, from the 3.3% foreseen at the end of the third quarter to the 3.7% actually recorded at year end.

The Telefónica de España Parent Company workforce at the end of December was placed at 33,279 employees, a net reduction of 1,766 employees since the start of the year. The average Telefónica de España Parent Company workforce in 2005 stood at 34.280 employees, a 4,5% reduction in comparison with the average workforce in 2004.

  Supplies expenses grew by 8.7% over the year to reach 3,032.0 million euros. This growth was slightly lower during the fourth quarter, standing at 7.5%, due to the lower handset sales at Telyco, the reduction in fixed-to-mobile interconnection tariffs (mobile termination rates) and lower fixed-to-mobile traffic processed during the last quarter of the year. The greater expenses related to the purchase of equipment for Imagenio and new broadband connections, and those allocated to unbundling loops by competitors of Telefónica de España are the main factors following the growth in supplies expenses over 2005. These effects were partially offset by the slight 0,6% fall in interconnection expenses.

  External services expenses grew by 9.3% over the year to total 1,289.9 million euros, as a result of the intense commercial campaign developed by Telefónica de España to face the demanding competitive environment. In fact, Telefónica de España's commercial expenses increased by 12.3% over this period in relation to the same period of the previous year.

The combined effort made by the Company with regard to the growth in revenues and efficiency has led to an operating income before depreciation and amortization (OIBDA) of 4,766.8 million euros, a 4.5% year-on-year growth. However, the OIBDA in the fourth quarter of 2005 stood at 1,280.6 million euros, a 3.8% fall year on year following the acceptance of an additional 195 employees to join the Redundancy Plan over the last three months of the year

In order to compare this with the announced financial guidance, the effect of including Terra assets in Spain and other exceptional revenues/expenses not foreseen in 2005 and 2004 must be excluded from the OIBDA. Excluding the effect of the integration of Terra, the OIBDA recorded a year-on-year growth of 3.9% in 2005 to stand at 4,739.5 million euros. Also excluding other exceptional revenues/expenses not foreseen in 2005 and 2004, the growth of OIBDA would stand at 5.1% to exceed the guidance announced by the company, which set the OIBDA growth forecast at between 2% and 5% for 2005.

The OIBDA margin stood at 40.6% in 2005, remaining almost the same (-0.1 percentage points) as that recorded the previous year. Excluding the effect of Redundancy Plan provision in 2005, the margin would have increased by 5.1 percentage points to reach 45.7%. Comparing this margin with the comparable margin of the same period in 2004 (excluding the Redundancy Program provision and the actuarial review for 2004), a 0.8 percentage point drop was recorded as a result of the greater commercial and supply efforts during 2005.

The OIBDA for the Telefónica de España parent company amounted to 4,716.4 million euros, up 4.1% year on year.

CapEx totaled 1,406.6 million euros, a 16.5% increase in comparison with the previous year but staying within the announced range.

TELEFÓNICA DE ESPAÑA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	December

	2005	2004	% Chg

Fixed telephony accesses (1)	16,135.6	16,334.8	(1.2)
Internet and data accesses	5,585.9	4,989.7	11.9
Narrowband	1,614.9	2,263.5	(28.7)
Broadband	3,441.6	2,492.7	38.1
Retail (2)	2,719.7	1,614.5	68.5
Unbundled loops (3)	434.8	116.1	n.m.
Pay TV	206.6	6.0	n.m.
Total Accesses	21,928.0	21,330.5	2.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) Includes Terra from the third quarter of 2005, Línea ADSL and satellite.
(3) Includes fully unbundled loops and shared loops.

TELEFÓNICA DE ESPAÑA PARENT COMPANY
OPERATING REVENUES
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Traditional Access (1)	2,826.2	2,823.2	0.1	704.3	710.7	(0.9)
Traditional Voice Services	5,161.8	5,199.4	(0.7)	1,298.3	1,323.4	(1.9)
Domestic Traffic (2)	1,330.8	1,467.6	(9.3)	334.7	378.3	(11.5)
Fixed to Mobile Traffic	1,151.8	1,207.4	(4.6)	281.8	303.7	(7.2)
International Traffic	474.4	410.1	15.7	120.0	115.8	3.6
Intel. Network, other cons. and bonusses (3)	309.9	237.1	30.7	87.4	65.7	33.1
Interconnection (4)	944.0	868.9	8.6	227.1	222.9	1.9
Handsets sales and others (5)	951.0	1,008.3	(5.7)	247.3	237.0	4.3
Internet Broadband Services	1,904.7	1,501.1	26.9	516.7	425.6	21.4
Narrowband	201.2	285.9	(29.6)	47.8	61.9	(22.8)
Broadband	1,703.5	1,215.2	40.2	468.9	363.7	28.9
Retail (6)	1,297.8	950.8	36.5	358.9	283.6	26.5
Wholesale (7)	405.7	264.4	53.4	110.1	80.1	37.4
Data Services	1,031.0	978.6	5.4	262.1	247.2	6.0
VPN, Leased Circuits and Broadcasting	666.9	674.1	(1.1)	169.0	176.6	(4.3)
Wholesale	364.1	304.4	19.6	93.1	70.6	31.9
IT Services	326.8	235.3	38.9	108.4	64.1	69.0
Total operating revenues	11,250.5	10,737.6	4.8	2,889.7	2,771.0	4.3

(1) Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.
(2) Local and domestic long distance (provincial and interprovincial) traffic.
(3) Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.
(4) Includes revenues from fixed to fixed incoming traffic, fixed to mobile incoming traffic, and transit and carrier traffic.
(5) Managed Voice Services and other businesses revenues.
(6) Retail ADSL services and other Internet Services.
(7) Includes Megabase, Megavía, GigADSL, and local loop unbundling.

TELEFÓNICA DE ESPAÑA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	11,739.5	11,202.2	4.8	3,010.9	2,894.1	4.0
Internal expenditure capitalized in fixed assets (1)	160.8	144.3	11.5	53.3	47.0	13.3
Operating expenses	(7,213.7)	(6,871.0)	5.0	(1,777.7)	(1,623.5)	9.5
Other net operating income (expense)	19.6	64.1	(69.5)	(12.2)	14.6	c.s.
Gain (loss) on sale of fixed assets	70.7	43.0	64.4	10.7	9.9	8.3
Impairment of goodwill and other assets	(10.0)	(22.6)	(55.8)	(4.4)	(11.1)	(60.6)
Operating income before D&A (OIBDA)	4,766.8	4,560.0	4.5	1,280.6	1,331.1	(3.8)
Depreciation and amortization	(2,139.1)	(2,367.7)	(9.7)	(510.9)	(568.7)	(10.2)
Operating income (OI)	2,627.7	2,192.4	19.9	769.8	762.4	1.0
Profit from associated companies	(2.1)	(0.5)	n.m.	0.1	(0.1)	c.s.
Net financial income (expense)	(393.5)	(523.7)	(24.9)	(51.9)	(147.4)	(64.8)
Income before taxes	2,232.1	1,668.1	33.8	718.1	614.9	16.8
Income taxes	(737.3)	(554.8)	32.9	(243.8)	(203.4)	19.8
Income from continuing operations	1,494.7	1,113.4	34.3	474.3	411.5	15.3
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	(0.5)	(0.2)	157.5	(0.1)	(0.0)	n.m.
Net income	1,494.3	1,113.2	34.2	474.2	411.5	15.2

(1) Including work in process.

RESULTS BY BUSINESS LINES

Fixed Line Business

TELEFÓNICA LATINOAMÉRICA GROUP

The good progress made by the fixed telephone line operators Telefónica Empresas América (TEA) and TIWS, and the general appreciation of all Latin American currencies against the Euro, in particular the Brazilian real (+21.0%) have allowed Telefónica Latinoamérica Group to record outstanding results in 2005, in line with all the financial targets announced at the beginning of the year. Furthermore, since July the results of Terra's Latin American operations (Terra Latam) have been consolidated in the Telefónica Latinoamérica Group, contributing 1.6 percentage points to the increase in revenues.

Over the year, Telefónica Latinoamérica Group generated revenues of 8,265.5 million euros, a 22.5% increase in current euros (+6.2% in constant euros and excluding the effect of the inclusion of Terra Latam). This year-on-year growth was achieved mainly through the growth in Telesp revenues (+7.9% in local currency), driven by tariff increases, the good progress made by Broadband and TUP, and, to a lesser extent, the growth of value-added services. It is also worth noting the increase in TASA revenues (+9.3% in local currency) thanks to the good performance of the traditional business (+7.3%), the increase in fixed telephony accesses (+4.8%) and the good performance in the wholesale business, as well as the positive growth of the broadband business. CTC recorded a lower level of growth (+1.1% in local currency), thanks to the positive progress made by the Internet business (narrowband + broadband), whose 32.5% growth in local currency compensated for the decreased revenues from the traditional business, which dropped by 0.9%. TdP is a similar case, with a slight growth in revenues (+1.6% in local currency), thanks to growth in the Internet business (+38.7%), that counteracts the 1.3% fall in traditional business, affected by the application of the new productivity factor to its tariffs (10.07%). Telefónica Empresas América and TIWS showed significantly increased revenues, up 8.3% and 18.9% in constant euros, respectively.

At year end, Telefónica Latinoamérica Group's operating expenses stood at 4,462.4 million euros, +22.3% in current euros compared to 2004. This growth was reduced to 5.0% in constant euros and excluding the inclusion of Terra Latam, 1.2 percentage points below the growth in revenues. The main cost growth factor for the operators was the increased commercial efforts, mainly sales commissions and customer assistance expenses.

Bad debts made good progress, with a 12.3% decrease in bad debt provision in constant euros (excluding Terra Latam), thanks to good recovery management and the larger volume of prepaid and consumption control lines in the operators.

In 2005, Telefónica Latinoamérica Group recorded a net gain on sale of fixed assets of 107.1 million euros, primarily corresponding to the capital gains generated by the sale of Infonet, which took place during the first quarter of the year, and of Telinver, in Argentina, in the last quarter.

As a result of the above, Telefónica Latinoamérica Group recorded an operating income before depreciation and amortization (OIBDA) of 3,758.3 million euros, 14.1% higher year-on-year in current euros (+0.4% in constant euros and excluding the contribution of Terra Latam). This progress was influenced by gain on sale of fixed assets, that include the sale of the mobile telephony division of CTC to Telefónica Móviles in 2004, and the sales in 2005 of Infonet and Telinver in Argentina. Excluding the gain on sale of fixed assets, there was a 27.4% growth in OIBDA in current euros (+11.7% in constant euros and excluding Terra Latam). The OIBDA margin as a percentage of revenues (excluding the gain on sale of fixed assets) stands at 44.2% (compared with 42.5% in the previous year).

The greater investment in broadband, which was necessary for the expansion of this business in the region, placed Telefónica Latinoamérica Group's CapEx at 1,061.2 million euros, a year-on-year growth of 13.2% in constant terms and excluding Terra Latam. Despite this growth, the significant OIBDA volume that was achieved allowed to reach an operating free cash flow (OIBDA-CapEx) of 2,697.1 million euros.

At year end, Telefónica Latinoamérica Group managed 28.2 million accesses, up 7.0% year on year, mainly due to the 53.8% growth in retail Internet broadband accesses, which have reached 2.1 million. The fixed telephone accesses reached 2.1 million, an increase of 1.5% compared to 2004, as a result of the significant growth recorded by TASA (+4.8%) and TdP (+9.8%).

The Group's final workforce stood at 28,856 employees, an 11.4% increase compared with 2004 year end, due essentially to the inclusion of Terra Latam (around 1,000 employees), the takeover of Atrium in Brazil and the insourcing of employees, mainly in Telesp and TASA.

TELESP

On December 22nd, Telesp signed the renewal of its concession contract, which expired on 31st December 2005, for a period of 20 years. The conditions of the new contracts were approved by Anatel in December. The main ones are the obligation to bill local traffic in minutes instead of pulses, the new tariff revision reference index (IST), the new productivity factor applicable to tariff revisions, the new interconnection tariff regulation, and the provision of a new type of service to favour access for customers with low income (AICE). On February 23rd, Anatel announced a delay of 12 months in the implementation of the pulses to minutes conversion.

At 2005 year end, Telesp had 15.7 million accesses, a growth of 1.7%, thanks to the strong growth of its retail Internet broadband plant, which stands at 1.2 million accesses (+46.0% year on year), having recorded the highest net gain in one quarter (more than 122,000 accesses in the last quarter of 2005). This progress compensates for the slight fall in fixed telephone accesses (-0.9%, to 12.3 million accesses), although the positive change in family lines, in place since the end of March, should be noted, meaning that lines with consumption control represent 19% of the fixed-line telephony plant at the end of the year.

Voice traffic (57,577 million minutes) fell by 2.3% year on year, slightly improving on the performance recorded until September (-3.6%). This decrease is due to the greater use of mobile phones, which affects mainly long distance and public telephony traffic, to the decline in traffic in the Intrastate Long Distance market, and to the change in the mix of the plant, which affects fixed-to-mobile and long distance traffic. Note, however, the improved progress of local fixed-to-fixed traffic, which grew by 2.6%. Internet traffic fell by 12.3%, due to the migration of customers to broadband.

Revenues stood at 4,852.7 million euros, an increase of 7.9% in local currency, thanks to 6.6% growth in revenues from traditional business, helped by the increase in fixed-to-fixed and fixed-to-mobile tariffs, increased sales of value-added services and sales of equipment, and also the good performance of Internet revenues (narrowband and broadband), which increased by 27.1% in local currency, and now represent 7.5% of the company's revenues (6.4% in 2004), due to the good progress in numbers of Internet broadband accesses.

Throughout the year, Telesp kept control of operating costs, which grew by 6.8% in local currency, lower than the increase in revenues. This increase is associated with higher personnel costs (+4.3% in local currency) due to the growth of the workforce caused by the takeover of Atrium and the insourcing of Security and Systems employees, and also to increased interconnection costs resulting from the rise in fixed-to-mobile tariffs, counteracted by the increased revenues, and to higher costs for increased commercial activity, improvement of customer care, and higher prices in some contracts. Despite this, the good management regarding renegotiation with service providers should be noted, managing to limit contractual readjustments.

The positive evolution of bad debt provision is also noteworthy, with an 8.4% decrease compared with last year, thanks to good recovery management and to new products aimed at customers' needs. The bad debt to revenues ratio thus stands at 2.4%.

Telesp operating income before depreciation and amortization (OIBDA) in September stood at 2,221.8 million euros, up 9.5% year on year in local currency, in line with the growth recorded in September, mainly as a result of the increase in revenues. The OIBDA margin stands at 45.8%, an improvement of 0.3 percentage points compared to September and 0.6 percentage points year on year.

CapEx accumulated to December was 607.1 million euros, a growth of 25.2% with regard to 2004 in local currency, amounting to 11.5% of revenues in local currency. This increase is due to the sales of new products, and, mainly, to the expansion of broadband. The operating free cash flow (OIBDA-CapEx) stood at 1,614.7 million euros (+5.0% in local currency with regard to last year).

TELEFÓNICA DE ARGENTINA

Management of TASA, adapted to a context of growing activity and consumption, and of frozen tariffs, has allowed growth in fixed telephone lines and voice traffic (+4.8% and +6.9% respectively), factors that, together with the expansion of broadband, have contributed to the 9.3% increase in revenues.

At 2005 year end, TASA managed 5.4 million accesses (+4.7% compared to December 2004), thanks to the year-on-year increase in fixed telephone accesses (+4.8% to stand at 4.5 million) and the extraordinary growth in retail Internet broadband accesses (+68.1%). With 241,500 retail Internet broadband accesses, TASA remains the leader in the broadband market in the Southern zone of the country.

Voice traffic per line grew by 3.1% year on year, driven by the strong growth in total incoming traffic (+18.7% year-on-year) and of total fixed-to-mobile traffic (+28.0%) in line with the strong expansion of the mobile telephony business in the country. Narrowband Internet traffic fell by 29.4%, affected by the migration to broadband.

The good performance of line and traffic operating variables compared with 2004 has resulted in a volume of revenues that grew to 890.9 million euros, equivalent to a 9.3% year-on-year increase in local currency. Broken down by business, revenues from the traditional business grew by 7.3% year on year, due to the good performance of lines in service and voice traffic, and by the wholesale business, while revenues from the internet business (Narrowband + Broadband), which now contribute 9.0% of TASA revenues (+1.7 percentage points year on year), rose 34.5% in local currency, thanks to the expansion of Internet broadband accesses, increasing revenues for these services by 82.5% year on year, and offsetting the decrease in the narrowband business.

The growth in TASA operating expenses is slowing down, to 7.4% year on year in local currency, mainly due to the decrease in personnel costs (-2.4%), as a result of the lower labor-related contingencies recorded in 2005, and also due to the lower growth in subcontracting (+18.1%, vs. +21.9% in September), the increase of which is associated with revenue generation (greater commercial activity, customer assistance, increase in quality plans and infrastructure maintenance). Supply expenses increased by 7.9%, mostly due to the expansion of broadband.

The bad debt to revenues ratio was reduced, thanks to the good performance of recoveries and the sales of prepaid lines and lines with consumption limits, which now represent more than 29% of fixed telephone accesses.

The significant growth in revenues, together with the policy of rationalizing and containing costs that is maintained, and the capital gains recorded with the sale of Telinver in the last quarter (48.4 million euros), allowed TASA to obtain an operating income before depreciation and amortization (OIBDA) of 542.9 million euros, a figure that is 17.0% higher, in local currency, than that for 2004. Excluding the sale of Telinver, the OIBDA shows a year-on-year growth of 6.6% in local currency (+4.7% to September), achieving a margin of 55.5% of revenues.

In 2005, CapEx grew by 7.2% year on year in local currency, to stand at 117.3 million euros, of which approximately a third was dedicated to the development of broadband. The increase in OIBDA, along with control over investments, led to a growth in the operating free cash flow (OIBDA-CapEx) -excluding the capital gain from the sale of Telinver- of 6.4% in local currency year on year, to stand at 377.2 million euros.

TELEFÓNICA CTC CHILE

On January 1st 2005, the distribution of the product and customer portfolio for the business segment between CTC and T-Empresas Chile was reviewed. As a consequence of this, Telefónica CTC Chile's 2004 results are shown on comparable terms with the new segmentation.

In January, CTC announced its plans to offer its employees a voluntary retirement plan, to be carried out in 2006. As a result of this, CTC recorded an extraordinary provision of around 2.6 million euros.

In December 2005, CTC managed 2.9 million accesses, up 0.9% on 2004, thanks to the development of new flexible plans, and to the solid progress made by broadband in Chile. Within traditional access, of particular note is CTC's new commercial offer, based on the development of unregulated tariff plans (plans of minutes and product bundling). On December 31st 2005, more than 700,000 customers had flexible plans (plans of minutes, prepaid and consumption control solutions for those with low incomes, and bundled offers of voice and broadband services).

Thanks to the good progress made by Internet broadband accesses sales, a 56.5% growth in accesses was achieved in 2005. CTC thus had a total of 314,200 accesses at the end of the year (of which 289,600 are retail accesses), reaching a 43% market share. This growth reflects the strong commercial efforts made in the year for the expansion of broadband in the country. New variable broadband services (Speedy Recargado) have been developed, and new broadband + voice packages have been launched, in addition to a combined offer with satellite TV and new distribution channels.

Total traffic carried by CTC's network continued to fall, essentially due to significant replacement by mobile telephony and Internet. Local fixed-to-fixed traffic dropped 10.5% in 2005, while fixed-to-mobile traffic grew 8.4%. The total market for domestic and international long distance continues to fall (-13.8% for DLD and -6% for ILD in the last quarter). Despite this decline, CTC achieved better performance than the market as a whole (in the same period ﷓11.5% and +1.3%, respectively).

Revenues amounted to 890.0 million euros, up 1.1% over 2004 figure in local currency, due to the good performance of broadband, whose revenues grew 46.1% in local currency. Thus Internet revenues (narrowband + broadband) grew by 32.5% in local currency to contribute 8.1% of CTC revenues (up 1.9 percentage points year on year). This progress compensates for the slight fall in revenues from the traditional business (-0.9% year on year in local currency), given that the increased revenues from local traffic, which include plans of minutes, interconnection and business and operator services do not offset the decreased revenues from monthly fees, sales of equipment, public telephony and long distance.

Accumulated operating expenses grew by 1.9% to December, in local currency. Personnel expenses fell 6.5% year on year, as a result of the lower workforce restructuring costs in 2005. Subcontracting expenses increased by 4.3%, mainly due to the significant network installation and maintenance work carried out, and commercial and customer care activity. During the fourth quarter a significant effort was made to contain these costs (+9.5% to September).

Bad debts were contained, thanks to specific new prepaid and consumption control products, and to the readjustment of debt recovery policies. The bad debt provision fell by 22.2% in local currency, to stand at 3.2% of revenues.

At 2005 year end, the operating income before depreciation and amortization (OIBDA) stood at 362.4 million euros. This result, which is around 57.2% lower than the one recorded in the previous year in local currency, cannot be compared with the 2004 result, since the latter includes the results of the sale of the CTC mobile telephony subsidiary to Telefónica Móviles, which generated capital gains of around 425 million euros for CTC. Excluding this, the fall in OIBDA in local currency is around 4.1%. 2005 OIBDA margin as a percentage of revenues stands at 40.7% (affected by the adjustments in the long distance business announced in the previous quarter and the voluntary retirement programme announced in January; excluding the effects of both, the margin would stand at 43.6%).

The aggregate CapEx to December 2005 stood at 108.5 million euros, of which around 30% was dedicated to the expansion of broadband. This figure represents a year-on-year growth of 11.3% in local currency. The aggregate operating free cash flow (OIBDA-CapEx) in 2005 thus amounted to 253.9 million euros.

TELEFÓNICA DEL PERÚ

In 2005, Telefónica del Perú (TdP) recorded significant growth in the number of accesses (+13.7%) to 3.2 million, due to intense commercial activity throughout the entire year, which resulted in a net gain of 208,735 fixed telephone accesses in 2005. The total fixed telephony plant hence stands at 2.3 million accesses, and in broadband the company managed to pass 340,000 retail Internet broadband accesses (+65.7% year on year) recording a net gain of 135,011 customers in the year. Noteworthy, also, is the good performance of the Cable Television plant (Cable Mágico), which has seen year-on-year growth of 18.8%, with 462,211 customers at the end of the year.

TdP's revenues stood at 1,031.4 million euros at 2005 end, meaning year-on-year growth of 1.6% in local currency. Internet revenues (broadband + narrowband) grew by 38.7%, essentially due to the good performance of the broadband plant (+55.6% in revenues). Internet revenues continue to increase their weight in the total revenues, to 9.7% (7.1% in 2004). Revenues from the traditional business fell 1.3%, due to lower revenues from the basic telephone service, despite the growth in lines, as a result of the impact of the productivity factor applied since September 2004 (CPI-10.07%). These are compensated in part by increased public telephony revenues, due to better management of the plant and the good performance of cable TV revenues, which grew by 11.3% year on year thanks to the growth of the accesses.

Total traffic carried by TdP decreased by 2.8% year on year: while voice traffic grew 2.2%, promoted by the good performance of incoming interconnection traffic (+14.4%), local fixed-to-fixed traffic (+1.7%) and International Long Distance (+32.1%). Internet traffic showed a 39.9% year on year fall, due to the market demand for faster Broadband products.

The year's operating expenses fell by 3.5% in local currency, because of savings made on personnel expenses, which fell by 21.6%, mainly due to lower profit sharing, and savings were also made in supply expenses (-6.6% in local currency) as a results of the lower fixed-to-mobile tariff, despite the fact that consumption supplies were increased, because of the significant growth of the plant. Subcontracting expenses increased (+7.9% in local currency) due to the higher commercial activity.

There was a fall in bad debt provision (-31.3%) as a result of better recovery management, and the increased percentage of prepaid and consumption control infrastructure in the total of fixed telephone lines (59% of fixed telephone lines in December 2005, and 54% at 2004 end), which helped the bad debt provision as a percentage of revenues to stand at 1.2%.

The operating income before depreciation and amortization (OIBDA) amounts to 437.3 million euros, around 15.1% more than in 2004 in local currency, affected by the lower provision made for extraordinary contingencies and others. The OIBDA margin improved by 5.0 percentage points compared with 2004, to stand at 42.4%.

CapEx stands at 117.9 million euros, 1.5% lower in local currency than that recorded in 2004, placing the CapEx ratio as a percentage of revenues at 11.3% in local currency. The operating free cash flow (OIBDA-CapEx) grew by 22.6% year on year in local currency to reach 319.4 million euros, due to the growth in OIBDA and the CapEx containment.

TELEFÓNICA EMPRESAS AMÉRICA

As in previous quarters, due to the change in the consolidation perimeter of Telefónica Empresas América (TEA), which incorporates TLD Puerto Rico operations, and the new segmentation of business and wholesale customers in Telefónica Empresas Chile, 2004 results are shown on comparable terms.

In 2005, TEA aggregate revenues stood at 620.9 million euros. This figure means 16.5% year-on-year growth (+8.3% in constant euros).

Broken down by business line, revenues from Data and Internet contributed about 62% of total revenues and show solid levels of growth (+23.3%; +12.5% in constant euros). Of particular note is the performance of data revenues in Brazil, which reach almost 50% of the total and show a growth of 25.2% in local currency. International Services and Telephony services for business are also showing positive levels of growth (+14.2% and +10.2% in constant euros, respectively.)

At 2005 year end, the operating income before depreciation and amortization (OIBDA) stood at 93.6 million euros, achieving a growth rate of 81.7% in current euros compared to 2004 (about 62.1% in constant euros). The accumulated OIBDA margin as a percentage of revenues stands at 15.1%, a year-on-year improvement of 5.4 percentage points. Aggregate investment to December stood at 72.5 million euros, meaning 23.5% growth in constant euros compared to 2004. As a result, the operating free cash flow (OIBDA-CapEx) amounted to 21.1 million euros, compared with 3.6 million euros the previous year.

Telefónica Empresas Brasil continues to be the group's largest operation in terms of revenues and OIBDA. In 2005, T-Empresas Brasil revenues stood at 245.9 million euros, showing year-on-year growth of 19.0% in local currency. T-Empresas Brasil aggregate OIBDA was 58.7 million euros, a 47.4% increase in local currency.

T-Empresas Argentina achieved revenues of 74.9 million euros, up 13.9% year on year in local currency. T-Empresas Perú kept its revenue levels practically stable compared with 2004 in 65.0 million euros (-0.1% in local currency). T-Empresas Chile, after the aforementioned resegmentation, recorded accumulated revenues of 124.3 million euros, a year-on-year fall of 3.1%.

In other countries where Telefonica Group is not the incumbent operator (the US, Colombia and Mexico), the figures of T-Empresas USA are of particular note. Having incorporated TLD operations in Puerto Rico, it achieved total revenues of 71.0 million euros, corresponding to a growth rate of 15.4% in local currency compared with 2004.

TELEFÓNICA INTERNATIONAL WHOLESALE SERVICES (TIWS)

Revenues for 2005 stood at 188.0 million euros (+19.4% year on year, +18.9% in constant euros). The business line that contributed the most to revenues was IP Internacional (54.6%) which showed year-on-year growth of 16.7% in constant terms. The other businesses also showed significant growth. Of particular note is the Bandwidth Capacity which grew 25.1% in constant euros. Significant savings were generated in terms of operating expenses, which, together with the growth of revenues, allowed an operating income before depreciation and amortization (OIBDA) of 58.3 million euros, equivalent to a year-on-year growth of 30.2% (+30.1% in constant euros), achieving a margin as a percentage of revenues of 31.0% (+2.6 percentage points compared with 2004).

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Thousands)
	December

	2005	2004	% Chg

Telesp	15,669.7	15,410.3	1.7
Fixed telephony accesses (1)	12,340.3	12,454.8	(0.9)
Internet and data accesses	3,329.4	2,955.5	12.7
Narrowband	1,986.7	1,996.7	(0.5)
Broadband	1,206.8	826.4	46.0
Retail	1,206.7	826.3	46.0

Telefónica de Argentina	5,434.4	5,192.1	4.7
Fixed telephony accesses (1)	4,532.2	4,325.4	4.8
Internet and data accesses	902.1	866.6	4.1
Narrowband	564.0	643.3	(12.3)
Broadband	303.5	190.2	59.6
Retail (2)	241.5	143.7	68.1

Telefónica CTC Chile	2,912.7	2,886.2	0.9
Fixed telephony accesses (1)	2,429.1	2,412.5	0.7
Internet and data accesses	483.6	473.7	2.1
Narrowband	130.5	239.4	(45.5)
Broadband	314.2	200.8	56.5
Retail	289.6	176.1	64.4

Telefónica del Perú	3,213.0	2,826.2	13.7
Fixed telephony accesses (1)	2,347.6	2,138.9	9.8
Internet and data accesses	403.2	298.2	35.2
Narrowband	52.5	83.0	(36.7)
Broadband (3)	340.4	205.4	65.7
Retail	340.4	205.4	65.7
Pay TV	462.2	389.2	18.8

GRUPO T. LATINOAMÉRICA	28,168.5	26,314.8	7.0
Fixed telephony accesses (1)	21,649.1	21,331.6	1.5
Internet and data accesses	6,057.1	4,594.1	31.8
Narrowband (4)	3,185.1	2,962.4	7.5
Broadband (3) (5)	2,652.3	1,422.8	86.4
Retail (2)	2,078.2	1,351.6	53.8
Pay TV	462.2	389.2	18.8

(1) PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company's accesses for internal use included.
(2) TASA includes ISP in the north part of the country.
(3) TdP cable modem included.
(4) Includes Narrowband ISP from Terra Brasil and Terra Colombia from the third quarter of 2005
(5) Includes Broadband ISP from Terra Brasil, Terra México and Terra Guatemala from the third quarter of 2005

TELEFÓNICA LATINOAMÉRICA GROUP
SELECTED OPERATING DATA
Unaudited figures (Euros in millions)
		January - December

		2005	2004	% Chg

Telesp	Revenues	4,852.7	3,716.2	30.6
	OIBDA	2,221.8	1,678.0	32.4
	OIBDA margin	45.8%	45.2%	0.6 p.p.

Telefonica de Argentina	Revenues	890.9	810.9	9.9
	OIBDA	542.9	461.3	17.7
	OIBDA margin (1)	60.9%	56.9%	4.1 p.p.

Telefonica CTC Chile	Revenues	890.0	806.9	10.3
	OIBDA	362.4	776.0	n.c.
	OIBDA margin	40.7%	n.m.	n.c.

Telefonica del Perú	Revenues	1,031.4	980.9	5.1
	OIBDA	437.3	367.1	19.1
	OIBDA margin	42.4%	37.4%	5.0 p.p.

Telefónica Empresas América	Revenues	620.9	532.9	16.5
	OIBDA	93.6	51.5	81.7
	OIBDA margin	15.1%	9.7%	5.4 p.p.

TIWS	Revenues	188.0	157.5	19.4
	OIBDA	58.3	44.8	30.2
	OIBDA margin	31.0%	28.4%	2.6 p.p.

Note: OIBDA before management fees. Data for Telefónica de Argentina include the ISP business of Advance, while those of Telefónica del Perú includes CableMágico.
(1) Net of fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	8,265.5	6,748.4	22.5	2,352.0	1,742.9	34.9
Internal expenditure capitalized in fixed assets (1)	47.3	43.3	9.2	15.6	13.3	17.0
Operating expenses	(4,462.4)	(3,648.2)	22.3	(1,288.1)	(961.1)	34.0
Other net operating income (expense)	(205.4)	(276.8)	(25.8)	(41.0)	(140.6)	(70.9)
Gain (loss) on sale of fixed assets	107.1	428.8	(75.0)	29.6	2.0	n.m.
Impairment of goodwill and other assets	6.3	(0.7)	c.s.	1.5	(1.3)	c.s.
Operating income before D&A (OIBDA)	3,758.3	3,294.8	14.1	1,069.7	655.2	63.3
Depreciation and amortization	(1,792.5)	(1,578.7)	13.5	(483.9)	(394.5)	22.7
Operating income (OI)	1,965.8	1,716.1	14.6	585.8	260.7	124.7
Profit from associated companies	4.4	2.6	71.1	1.3	2.5	(48.3)
Net financial income (expense)	(383.6)	(344.6)	11.3	(144.8)	(52.7)	174.6
Income before taxes	1,586.7	1,374.1	15.5	442.2	210.4	110.2
Income taxes	(319.2)	(292.6)	9.1	(66.1)	(86.0)	(23.1)
Income from continuing operations	1,267.5	1,081.4	17.2	376.1	124.4	202.4
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	(160.8)	(327.1)	(50.8)	(52.3)	(17.1)	n.m.
Net income	1,106.7	754.3	46.7	323.8	107.3	201.8

(1) Including work in process.

RESULTS BY BUSINESS LINES

Mobile Business

In a year marked by the integration of the 10 operators acquired from BellSouth in Latin America, technological migration in 8 countries and stiff competition in main markets of operation, Telefónica Móviles posted the highest net income in history in 2005 of 1,918,9 million euros, a year-over-year increase of 13.4%. Excluding the impact of the write down of the remaining value of the UMTS license of IPSE, net income would have been over 2,000 million euros in 2005, an increase of 18.7% over 2004.

At the same time, the Company has consolidated its position as one of the leading operators in the industry worldwide, with over 94.4 million managed customers by December 2005 (+26.9% vs.2004).

With over 5.4 million new customers in the fourth quarter of 2005, Telefónica Móviles obtained net adds of 16.3 million in 2005, driven primarily by the sharp growth in the Latin American markets.

By geographical areas, 19.9 million of the total customer base corresponded to TME (+4.8% vs. 2004), 71 million to Latin American operators (+34%) and over 4 million corresponded to the Moroccan operator, Médi Telecom (+47%).

Among the key aspects of the full year 2005 results, we would highlight that all the growth targets established for the Group for the year were met. We would point out:

  Solid growth in revenues of 40.5% vs. 2004 to 16,513.5 million euros. Organic growth10 of consolidated revenues stood at 14.2%.

By components, service revenues in 2005 rose 40.4% to 14,353.5 million euros, while handset sales rose 41.4% to 2,160 million euros.

Consolidated revenues registered year-over-year growth of 29.1% in the fourth quarter of 2005, compared to 45.3% in the nine first months of 2005, affected by the consolidation of 8 of the operators acquired from BellSouth since November 2004.

By geographical areas, Telefónica Móviles España registered a 7.6% year-over-year growth in revenues in 2005, making it one of the European operators with the highest growth in its domestic market. Service revenues grew by 7% vs. 2004 (+8.2% excluding impact of loyalty points).

The consolidated Latin American operators recorded 116.9% growth in revenues vs. 2004, representing 47% of the Group's total revenues11 (30% in 2004). Organic growth10 of these operators' revenues was 23.5% year-on-year.

  Consolidated OIBDA in 2005 of 5,817 million euros, 26.8% higher than in 2004. Year-over-year growth of consolidated OIBDA in the fourth quarter of 2005 of 45%, with sharp acceleration from previous quarters (+21% in the nine first months of 2005). Year-on-year organic growth3 in consolidated OIBDA in 2005 was 7.5%.

Year-on-year growth of OIBDA at Telefónica Móviles España rebounded in the fourth quarter of 2005 (+4.4% vs. -2.3% in the nine first months of 2005), driven by the positive performance of service revenues and control over commercial costs. OIBDA at Telefónica Móviles España in 2005 stood at 4,127.9 million euros, virtually unchanged vs. 2004, despite the increased commercial activity and the costs related to the rebranding. The OIBDA margin for 2005 stood at 46.7%, in line with the Company's targets.

The consolidated Latin American operators contributed 554 million euros to Group OIBDA in the fourth quarter of 2005 and 1,755 million euros in 2005 (+218.4% vs. 2004). In organic terms12, OIBDA from these operators increased 28.6% vs. 2004 and represented 30% of total OIBDA for the Group11 (12% in 2004).

We would point out the sharp improvement in OIBDA margin at these operators in the fourth quarter of 2005 (+11.9 p.p. vs. the fourth quarter of 2005), mostly due to lower SACs. The OIBDA margin in 2005 stood at 22.8% vs. 15.5% in 2004.

In all, the consolidated OIBDA margin stood at 35.6% in the fourth quarter of 2005 (+3.9 p.p. vs. the fourth quarter of 2004) and 35.2% in the full year 2005.

Regarding the rest of the main items, we would highlight:

  The 55,9% year-over-year increase in depreciation, primarily due to changes to the Group's consolidation perimeter and to the impact of 298 million euros of amortization of allocated intangible assets related to the acquisition of Telefónica Móvil Chile and the 10 Latin American operators acquired from BellSouth in 2004 and early 2005.

Allocated intangible assets from these acquisitions related to customers and software pending amortization stood at 164 million euros and 21 million euros, respectively at the end of the year.

  Increased losses at companies consolidated by the equity method, impacted by the write-down of the remaining value of the UMTS license of IPSE in the fourth quarter of 2005. Excluding this effect, the contribution of these companies to Group results would have improved, with a decline of 54% in their losses compared to 2004, due to the improved results of Médi Telecom.

It should be noted that this asset write-down does not imply any cash outflow.

  The 4.7% year-over-year decrease in negative net financial results, despite the larger increase in the average net debt balance for the period (+59.0%).

At the end of 2005 consolidated net debt stood at 8,659 million euros (vs. 8,442 million euros in 2004), 8% lower than at the end of September, thanks to cash flow generation in the period.

Proportionate net debt at the end of the year stood at 8,759 million euros.

As it has been indicated in previous communications, if IPSE were forced to disburse the deferred payments related with the acquisition of its UMTS license, consolidated net debt would increase by the amount of the deposits made by Telefónica Móviles to guarantee a part of IPSE's deferred payments with the Italian government. This amount totaled 335 million euros at the end of 2005.

  33.4% effective tax rate in 2005, mainly affected by the application of certain allowances for export activities in the second quarter of 2005, although the fact that there is no tax consolidation in various countries in Latin America detracts from this benefit, increasing the marginal rate. In this regard, the Brazilian companies have begun a corporate restructuring process (see significant events post closing) which will reduce this impact.

  Consolidated CapEx, excluding licenses, of 2,285 million euros in 2005. 45.2 million euros were recorded in 2005 for the acquisition of licenses in Mexico.

Assuming constant exchange rates compared to 2004, total CapEx would have been 2,023 million euros, in line with the Company's guidance.

Regarding the evolution of the Mobile Business of Telefónica Group (including Telefónica Móvil Chile since January 1st, 2004), as of December 2005, revenues and Operating Income before D&A would have registered year-on-year increases of 38.1% and 25.4%, respectively.

SPAIN

In a year marked by stiffer competition, the Spanish wireless market reached over 43 million lines, equivalent to 97% penetration rate.

In this context, Telefónica Móviles España recorded net adds of nearly 260 thousand in the fourth quarter of 2005 and almost one million lines in 2005 (+48% vs. 2004). As a result, the Company ended December with nearly 20 million customers, a 4.8% year-over-year growth.

We would point out the strong commercial activity carried out in 2005. Including gross adds, migrations and handset upgrades, Telefónica Móviles España carried out 2.7 million commercial initiatives in the fourth quarter of 2005 (+9.4% vs. the fourth quarter of 2004) and 10.7 million in the full year 2005 (+19% vs. 2004), marking the highest figures in the Company's history.

Against a competitive backdrop featured by a large volume of number portability actions, Telefónica Móviles España's gross adds grew 23% vs. 2004, with a 41% year-over-year increase in number portability gross adds.

In line with the Company's focus on value, especially noteworthy is the increase in contract gross adds (+30% vs. 2004). As a result of this and with ongoing efforts to encourage prepaid to contract migrations (nearly 1 million in 2005), the contract segment represented nearly 54% of Telefónica Móviles España's total customer base (+5p.p vs. 2004).

The commercial initiatives targeting high-value customers were also reflected in number portability. Telefónica Móviles España recorded a positive net balance of 71 thousand lines in the contract segment in the fourth quarter of 2005 (+22% vs. the fourth quarter of 2004) and 180 thousand lines in the full year 2005. In all, including prepaid and contract, the accumulated net balance in number portability in 2005 was a loss of 116,000 lines. This was also the result of Telefónica Móviles España 's greater focus on acquiring prepaid clients through generic commercial campaigns, rather than through number portability.

Also worth highlighting are the efforts made in retention activities. The Company launched campaigns to reward customer loyalty and offered favorable conditions for handset upgrades to encourage greater commitment from our customers. Handset upgrades reached nearly 1.1 million in the fourth quarter of 2005 and more than 4.5 million in 2005 (+23.2% vs. 2004).

These activities and commercial initiatives such as "Ya te llamo yo" or the "100x1" promotion have proven to be important loyalty tools, enabling TME to contain the churn rate at a 1.8% level in 2005 despite competitors' commercial aggressiveness.

The new commercial offers have also boosted customer usage. The Company carried more than 13,000 million minutes of traffic in the fourth quarter of 2005 (+21.5% vs. the fourth quarter of 2004) and more than 50,000 million minutes in the full year 2005 (+20.3% vs. 2004). Despite the increase, Telefónica Móviles España networks' quality indices improved relative to previous years.

Particularly significant is the growth of on-net traffic (+30% vs. 2004), which now represents 43% of total traffic. MOU reached 152 minutes in the fourth quarter of 2005 (+12.6% vs. the fourth quarter of 2004) and 150 minutes in the full year 2005 (+15.9% vs. 2004).

We would also highlight the launch in December 2005 of "Mundo Movistar" (Movistar world), the first multi-country product and service distribution scheme. It complements the "Mi Favorito Internacional" (My favourite international number) and "Mis Cinco Internacional" (My five international numbers) products already offered by the Company. The Mundo Movistar service, which sets Telefónica Móviles España apart from competitors, allows customers to buy a handset and a prepaid card at any sales point in the movistar network in Spain and have them available for pickup by a customer in Ecuador or Colombia the following day. Plans are to extend this service gradually to other markets in Latin America and Morocco.

Thanks to the positive performance of MOU and despite price cuts and lower termination rates, Telefónica Móviles España posted voice ARPU (excluding the impact of promotions) of 28.5 euros in the fourth quarter of 2005 (+0.8% vs. the fourth quarter of 2004) and 28.7 euros for the full year 2005 (+2.6% vs. 2004).

Moreover, throughout the fourth quarter of 2005 Telefónica Móviles España introduced new data transmission price schemes, with concepts similar to flat rate plans, enabling the Company to boast the most comprehensive and competitive offer in the data transmission market, with prices of 30 euros/month for 1 Giga and 58 euros/month for 5 Gigas.

TME's data ARPU (excluding the impact of promotions) stood at 4.7 euros in the fourth quarter of 2005 (+7.1% vs. the fourth quarter of 2004) and 4.4 euros in 2005 (+7.6% vs. 2004). Non-traditional SMS data services were the main growth driver. Revenues from these services increased to represent 38% of the Company's total data revenues vs. 29% in 2004.

As a result, Telefónica Móviles España's total ARPU stood at 33.2 euros in the fourth quarter of 2005 (+1.6% vs. the fourth quarter of 2004) and 33.1 euros in 2005 (+3.3% vs. 2004).

Highlights of Telefónica Móviles España's financial results include:

  Revenues of 2,213 million euros in the fourth quarter of 2005 (+5.8% vs. the fourth quarter of 2004) and 8,834.2 million euros in the full year 2005 (+7.6% vs. 2004).

The sharp growth in revenues, which should be seen in the European context and despite substantial cuts in prices, was driven by the positive performance of service revenues, which totaled 1,975 million euros in the fourth quarter of 2005 (+6.8% vs. the fourth quarter of 2004) and 7,794 million euros in the full year 2005 (+7.0% vs. 2004).

Revenues from handset sales totaled 1,040 million euros in 2005, up 11.8% year-over-year vs. 2004 and to represent 11.8% of total revenues.

  Given the sharp increase in Telefónica Móviles España 's commercial activity throughout the year, the weight of commercial costs (including SAC, SRC and advertising) over service revenues ex-loyalty points stood at 15.4% in 2005 (11.7% in 2004). These figures include the rebranding costs incurred in the second quarter of 2005.

  Year-on-year growth of OIBDA at Telefónica Móviles España rebounded in the fourth quarter of 2005 (+4.4% vs. -2.3% in the nine first months of 2005), driven by the positive performance of service revenues and control over commercial costs. OIBDA for the full year 2005 stood at 4,127.9 million euros, virtually unchanged vs. 2004 despite the increased commercial activity and the costs related to rebranding. The OIBDA margin in 2005 stood at 46.7%, in line with the Company's targets.

  Telefónica Móviles España continued with the deployment of its UMTS network and investment to increase network capacity in order to meet the sharp growth in usage during 2005. CapEx in 2005 totaled 727 million euros (+15.8%. vs. 2004). At the end of 2005, Telefónica Móviles España's UMTS network had more than 5,000 base stations, providing coverage to areas in which over 70% of the population lives.

MOROCCO

At the end of 2005 Medi Telecom's customer base stood at 4.023.3 million (+47.4% vs. 2004). Net adds in the fourth quarter of 2005 stood at 185 thousand, 17% more than in the fourth quarter of 2004.

Regarding financial results, revenues in 2005 totaled 397 million euros (+21% vs. 2004), driven by growth in the customer base throughout the year.

OBIDA stood at 153 million euros while the OIBDA margin for the year was 39% (46% in 2004), impacted by the higher commercial activity (+40.4% vs. 2004). OIBDA increased by 2% vs. 2004.

LATIN AMERICA

Brazil

In the last quarter of the year, the Brazilian market continued showing a solid performance despite slowing its pace of growth. At the end of 2005 the total market stood at 86.2 million customers (+31.4% vs. 2004), equivalent to a penetration rate of 46.6% (49.6% in Vivo's areas of operation).

In the fourth quarter of 2005, against a backdrop of intense competition, less commercial pressure was seen in the prepaid segment, with the main operators targeting their commercial initiatives at high-value segments. In this context, Vivo's customer base stood at 29.8 million at the end of December (+12.3% vs. the fourth quarter of 2004), with net adds in the fourth quarter of 2005 of nearly 1 million.

Vivo continues to target its commercial initiatives at the acquisition and retention of high-value customers and fostering prepaid to contract migration.

In terms of customer usage and traffic, MOU in the fourth quarter of 2005 was 74 minutes, while ARPU in the fourth quarter of 2005 was 29.0 reais, an increase of 2.5% compared to the third quarter of 2005, driven by higher contract ARPU.

Regarding Vivo's financial results, service revenues grew 5% in local currency vs. 2004, fuelled by higher outgoing revenues (+17%) in both the prepaid and contract segments, which in part offset the decline in incoming revenues (-7%).

The decrease in commercial activity led to a 2% year-over-year fall in revenues from handset sales vs. 2004, leading to a 4% increase in total revenues.

Higher entry barriers compared to the 2004 Christmas campaign and the decrease in commercial activity led to lower commercial costs (SAC, SRC and advertising) in the fourth quarter of 2005 compared to the fourth quarter of 2004, although higher provisions related to communications not attributable to customers (33 million euros in the fourth quarter of 2005) caused the OIBDA margin after management fees to fall to 21.0% in the fourth quarter of 2005 and to 26.3% in 2005. The Company is implanting detection systems in the short term to limit this risk. Excluding the impact of these provisions in 2005, the OIBDA margin would be 26.9% in the fourth quarter of 2005 and 28.8% in the full year 2005.

Finally, CapEx in 2005 totaled 400 million euros, driven primarily by the increased capacity of Vivo's networks.

Northern region

Mexico

In the fourth quarter of 2005 Telefónica Móviles México continued to focus on developing a quality distribution network and enhancing its processes, making changes to its commercial offering, reinforcing customer care and the quality of its services.

In this context, in a quarter marked by higher commercial activity, Telefónica Móviles México posted net adds in the fourth quarter of 2005 of 392 thousand, compared to 129 thousand in the third quarter of 2005, bringing the total customer base at the end of December 2005 to 6.37 million (+12.9% vs. the fourth quarter of 2004).

This commercial effort should be seen in the context of the reshaping of the distribution network, with 190 distributors contracts cancelled in the year and 47 new ones incorporated, in order to increase the quality of gross adds.

MOU in the fourth quarter of 2005 stood at 50 minutes while ARPU was 124 Mexican pesos, unchanged compared to the third quarter of 2005. MOU in the full year 2005 was 51 minutes and ARPU was 136 Mexican pesos.

Regarding financial results, revenues grew by 9.9% year-over-year in 2005 in local currency. In the fourth quarter of 2005, revenues grew 10.2% vs. the third quarter of 2005, driven by higher revenues from handset sales and 6.7% growth in service revenues. Data revenues continued to show stronger growth, accounting for 12.3% of service revenues in the fourth quarter of 2005.

Y-o-y revenue growth in the fourth quarter of 2005 was affected by lower handset sales (-7% in local currency), as well as by the impact in service revenues of the 10% reduction in interconnection rates and the mandatory charge information on voice mail service introduced by the regulator in April.

Despite the increase in commercial activity in the fourth quarter of 2005 compared to the third quarter of 2005, the higher revenues in the quarter have reduced OIBDA losses to 28.5 million euros in the fourth quarter of 2005 (vs. 33.6 million euros in the third quarter of 2005) and stand at 159 million euros in the full year 2005, in line with the level of 2004, in local currency terms.

By the end of December 2005, the coverage of Telefónica Móviles México's GSM network reached 90% of the urban population. CapEx in 2005, in local currency, declined by 54% year-over-year, leading to a sharp reduction in negative operating cash flow (-39% vs. 2004).

The auction of additional spectrum in the 1900 MHz band, which took place in April, was recorded as investment in licenses in the amount of 45.2 million euros

Andean Region

Venezuela

Commercial activity in the Venezuelan wireless market remained intense in the fourth quarter of 2005, leading to solid growth and an estimated penetration rate at the end of 2005 of 48%, 17 p.p. higher than in 2004.

Telefónica Móviles Venezuela's customer base reached 6.2 million in 2005 (+42.4% vs. 2004), with net adds of 841 thousand in the fourth quarter of 2005 (doubling the amount in the fourth quarter of 2004) and nearly 1.8 million new lines in 2005.

As for financial results, the strong growth in the customer base, coupled with higher traffic and steady improvement in data revenues led to a 21.3% growth in service revenues in the fourth quarter of 2005 vs. the third quarter of 2005 in local currency, and a 22.1% increase in total revenues, which in the full year 2005 stood at 1,438 million euros.

We would point out the performance of OIBDA, which totaled 178 million euros in the fourth quarter of 2005 (+14% vs. the third quarter of 2005 in local currency terms) and 585 million euros in the full year. This led to a solid OIBDA margin of 40.7% in 2005, despite the increase in commercial activity.

Finally, the Company's innovation in the Venezuelan market led to the commercial launch of EV-DO services and of new mobile e-mail services. CapEx in 2005 reached 145.7 million euros.

Colombia

The Colombian wireless market showed the strongest growth in the region in 2005, with an increase of almost 25 p.p. in the estimated penetration rate to 48% in December 2005.

Following the commercial launch of its GSM service in the third quarter of 2005, Telefónica Móviles Colombia accelerated again its rate of growth in commercial activity, with net adds of over 862 thousand in the fourth quarter of 2005, double the figure in the third quarter of 2005. At the end of 2005 its customer base stood was over 6 million, an increase of 83.0% compared to 2004.

The success of the Christmas campaign, targeting GSM customer acquisition, led to a high percentage of GSM gross adds (88% over total gross adds in the fourth quarter of 2005). In just 5 months after its launch, the GSM customer base surpassed 1.6 million (27% of the total customer base).

Regarding financial results, revenues totaled 750 million euros in 2005. The growth in revenues in the fourth quarter of 2005 vs. the third quarter of 2005 in local currency was due to higher revenues from handset sales as a result of stronger commercial activity in the fourth quarter of 2005 and to the positive performance of service revenues (+7.3% vs. the third quarter of 2005).

Against a backdrop of high commercial activity, we would point out the positive evolution in the OIBDA margin in the fourth quarter of 2005 (+0.4 p.p. vs. the third quarter of 2005) due to control over commercial costs and growth in revenues. The OIBDA margin in 2005 was 14.7%, but in the fourth quarter of 2005 reached 23.4%, leading to an OIBDA of 50 million euros in the fourth quarter of 2005 and of 110 million euros in full year 2005.

Total CapEx in the year was over 272 million euros, reflecting the rollout of the GSM network, with coverage of 68% of the population as of December.

Peru

The Peruvian market saw tougher competition in the fourth quarter of 2005. In this context, Telefónica Móviles Peru's customer base stood at 3.5 million at the end of December (+20.4% vs. December 2004). Net adds recorded a sharp increase in the fourth quarter of 2005 to 256 thousand (+82% vs. the third quarter of 2005), reaching 585 thousand in full year 2005.

Regarding financial results, quarterly growth in revenues in local currency remained solid (+13.2% vs. the third quarter of 2005), driven by the growth in customers and outgoing traffic, which offset the impact of lower incoming traffic and the 19% reduction in interconnection rates in the third quarter of 2005.

We would point out the solid performance of the OIBDA margin, which remained at 32% in the fourth quarter of 2005 despite the increased commercial activity. OIBDA stood at 33 million euros in the fourth quarter of 2005 (+12% vs. the third quarter of 2005 in local currency) and 118 million euros in 2005.

We would also highlight that Telefónica Móviles Peru began the deployment of its GSM network in the fourth quarter of 2005, recording its first GSM gross add at the beginning of February 2006.

Southern Cone Region

Argentina

The strong advance of the Argentine wireless market continued in the fourth quarter of 2005, with the pace of growth accelerating throughout 2005 thanks to the favorable macroeconomic situation in the country and an increasingly competitive environment. The estimated penetration rate at the end of 2005 stood at 55%, nearly 21 p.p. higher than at the end of 2004.

In this context, Telefónica Móviles Argentina's commercial efforts have been positive, leading customer base to 8.34 million clients at the end of December. GSM customers now represent 51% of the total. Net adds were over 940 thousand in the fourth quarter of 2005.

Regarding financial results, we would highlight the solid growth of service revenues in local currency (+11.1% in the fourth quarter of 2005 vs. the third quarter of 2005), driven by the increase in the customer base (+12.7% vs. the third quarter of 2005) and ARPU. Also worth highlighting is the increasing contribution of data revenues, which in 2005 represented 15% of service revenues (18% in the fourth quarter of 2005).

In line with the strong commercial activity in the quarter, which featured the year's two most important campaigns (Mother's Day and Christmas), the OIBDA margin declined vs. the third quarter of 2005. In 2005 the OIBDA margin stood at 15%.

As for the rollout of the GSM network, coverage at the end of the year stood at 95% of the population, with CapEx in 2005 totaling 132 million euros. In spite of the strong investment effort, the operator posted positive operating cash flow, with OIBDA for the full year totaling 151 million euros.

Chile

Despite the penetration levels at the beginning of the year, the Chilean wireless market remained extremely buoyant in 2005, with an increase of 10 p.p. in the estimated penetration rate to over 71%.

In this context, Telefónica Móviles Chile ended December with 5.28 million customers, recording net adds in 2005 of 525 thousand. GSM customers now represent 51% of the total.

With regard to financial results, revenues totaled 661 million euros in 2005 and 202 million euros in the fourth quarter of 2005 (+11.3% vs. the third quarter of 2005 in local currency), driven by a positive performance in service revenues (+12.9% in the fourth quarter of 2005 vs. the third quarter of 2005). OIBDA margin in 2005 reached 35.5% in 2005.

Total CapEx in 2005 was 177 million euros, boosted by the deployment of the GSM network, with coverage of 96% of the population as of December.

10 Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates. 11 Consolidated revenues before Rest and intergroup eliminations
12 Organic growth includes the consolidation of Telefónica Móvil Chile and Latin American assets acquired from BellSouth in Argentina, Colombia, Chile, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela since 1 January 2004; and assuming constant exchange rates.

CELLULAR BUSINESS
SELECTED OPERATING DATA: CELLULAR CUSTOMERS
Unaudited figures (Thousands)
	December			December

	2005	% Chg 05/04		2005	% Chg 05/04

Telefónica Móviles España	19,889.9	4.8%	TEM Guatemala	1,040.7	38.7%
Contract	10,703.5	15.6%	Contract	69.9	(12.6%)
Prepaid	9,186.4	(5.5%)	Prepaid	864.4	53.8%
Medi Telecom	4,023.3	47.4%	Fixed Wireless	106.3	(2.0%)
Contract	149.9	36.4%	TEM México	6,368.1	12.9%
Prepaid	3,873.4	47.8%	Contract	319.9	6.1%
Brasilcel	29,804.6	12.3%	Prepaid	6,047.7	13.3%
Contract	5,743.8	10.8%	Fixed Wireless	0.6	n.c.
Prepaid	24,060.8	12.7%	TEM Venezuela	6,160.3	42.4%
TEM Argentina	8,335.0	147.3%	Contract	347.8	20.6%
Contract	3,119.2	151.5%	Prepaid	5,203.7	47.1%
Prepaid	5,035.8	136.4%	Fixed Wireless	608.8	21.9%
Fixed Wireless	179.9	n.c.	TEM Ecuador	1,884.6	67.9%
TEM Perú	3,455.0	20.4%	Contract	364.7	59.2%
Contract	579.5	16.5%	Prepaid	1,517.5	70.4%
Prepaid	2,804.3	21.5%	Fixed Wireless	2.4	(12.6%)
Fixed Wireless	71.1	10.2%	TEM Panamá	849.4	35.8%
TEM El Salvador	537.8	39.9%	Contract	67.9	19.1%
Contract	79.0	1.5%	Prepaid	781.5	37.5%
Prepaid	435.3	48.0%	TEM Nicaragua	371.6	29.8%
Fixed Wireless	23.5	88.6%	Contract	45.3	15.4%
TEM Chile	5,275.8	59.0%	Prepaid	310.4	33.9%
Contract	891.7	84.3%	Fixed Wireless	15.9	4.8%
Prepaid	4,384.1	54.7%	TEM Uruguay	418.9	106.3%
TEM Colombia	6,033.0	83.0%	Contract	62.4	16.8%
Contract	1,375.1	44.2%	Prepaid	356.5	138.3%
Prepaid	4,657.9	98.8%
			Total Managed	94,447.9	26.9%

Note: The comparison is affected by the incorporation of BellSouth's Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005. December 2005 figures include the adjustment of 300,000 inactive prepaid lines in Mexico not longer considered in the reported customer base.

TELEFÓNICA MÓVILES GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
		January - December

		2005	2004	% Chg

Spain	Revenues	8,834.2	8,213.8	7.6
	OIBDA	4,127.9	4,158.2	(0.7)
	OIBDA margin	46.7%	50.6%	(3.9 p.p.)

Latin America	Revenues	7,704.5	3,552.4	116.9
	OIBDA	1,754.6	551.2	n.m.
	OIBDA margin	22.8%	15.5%	7.3 p.p.

Brazil	Revenues	1,889.3	1,502.3	25.8
	OIBDA	496.5	491.0	1.1
	OIBDA margin	26.3%	32.7%	(6.4 p.p.)

Northern Region	Revenues	1,263.6	912.3	38.5
	OIBDA	(1.2)	(118.7)	(99.0)
	OIBDA margin	-0.1%	-13.0%	12.9 p.p.

Andean Region	Revenues	2,837.4	607.7	n.c.
	OIBDA	866.2	116.4	n.c.
	OIBDA margin	30.5%	19.2%	11.4 p.p.

Southern Cone	Revenues	1,714.2	530.1	n.c.
	OIBDA	393.1	62.5	n.c.
	OIBDA margin	22.9%	11.8%	11.1 p.p.

Rest and intragroup	Revenues	(25.3)	(12.3)	105.1
	OIBDA	(65.5)	(121.5)	(46.1)
	OIBDA margin	n.m.	n.m.	n.m.

TOTAL	Revenues	16,513.5	11,753.9	40.5
	OIBDA	5,817.0	4,587.9	26.8
	OIBDA margin	35.2%	39.0%	(3.8 p.p.)

Note: The comparison is affected by the incorporation of TM Chile from August 2004, of BellSouth's Latam mobile operators in Colombia, Ecuador, Guatemala, Nicaragua, Panama, Peru, Uruguay and Venezuela from November 2004 and Argentina and Chile from January 2005.

TELEFÓNICA MÓVILES GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	16,513.5	11,753.9	40.5	4,463.5	3,458.7	29.1
Internal expenditure capitalized in fixed assets (1)	123.6	89.5	38.1	37.8	40.7	(7.0)
Operating expenses	(10,634.2)	(7,178.9)	48.1	(2,848.9)	(2,371.4)	20.1
Other net operating income (expense)	(174.8)	(15.5)	n.m.	(52.1)	25.6	c.s.
Gain (loss) on sale of fixed assets	0.2	(57.2)	c.s.	1.4	(49.6)	c.s.
Impairment of goodwill and other assets	(11.2)	(3.9)	183.7	(11.2)	(6.4)	74.6
Operating income before D&A (OIBDA)	5,817.0	4,587.9	26.8	1,590.5	1,097.6	44.9
Depreciation and amortization	(2,374.0)	(1,522.9)	55.9	(694.2)	(467.9)	48.4
Operating income (OI)	3,443.0	3,064.9	12.3	896.3	629.7	42.3
Profit from associated companies	(154.2)	(38.1)	n.m.	(143.8)	(6.9)	n.m.
Net financial income (expense)	(459.1)	(481.9)	(4.7)	(158.9)	(241.0)	(34.1)
Income before taxes	2,829.7	2,544.9	11.2	593.6	381.8	55.5
Income taxes	(946.0)	(868.5)	8.9	(236.5)	(126.5)	86.9
Income from continuing operations	1,883.7	1,676.4	12.4	357.1	255.2	39.9
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	35.2	15.2	131.2	19.1	18.0	6.1
Net income	1,918.9	1,691.7	13.4	376.2	273.3	37.7

(1) Including work in process.

CELLULAR BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	16,513.5	11,961.4	38.1	4,463.5	3,457.1	29.1
Internal expenditure capitalized in fixed assets (1)	123.6	90.7	36.3	37.8	40.7	(7.1)
Operating expenses	(10,634.2)	(7,335.8)	45.0	(2,848.9)	(2,370.2)	20.2
Other net operating income (expense)	(174.8)	(17.5)	n.m.	(52.1)	25.6	c.s.
Gain (loss) on sale of fixed assets	0.2	(57.2)	c.s.	1.4	(49.6)	c.s.
Impairment of goodwill and other assets	(11.2)	(3.9)	183.7	(11.2)	(6.4)	74.6
Operating income before D&A (OIBDA)	5,817.0	4,637.6	25.4	1,590.5	1,097.1	45.0
Depreciation and amortization	(2,374.0)	(1,580.1)	50.2	(694.2)	(471.8)	47.1
Operating income (OI)	3,443.0	3,057.5	12.6	896.3	625.3	43.3
Profit from associated companies	(154.2)	(39.5)	n.m.	(143.8)	(7.1)	n.m.
Net financial income (expense)	(459.1)	(496.1)	(7.5)	(158.9)	(245.7)	(35.3)
Income before taxes	2,829.7	2,521.9	12.2	593.6	372.4	59.4
Income taxes	(946.0)	(864.4)	9.4	(236.5)	(124.3)	90.2
Income from continuing operations	1,883.7	1,657.4	13.6	357.1	248.1	43.9
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	35.2	25.2	39.7	19.1	21.9	(12.6)
Net income	1,918.9	1,682.7	14.0	376.2	270.0	39.4

Note: Cellular Bussines included Telefónica Móvil Chile in 2004.
(1) Including work in process.

RESULTS BY BUSINESS LINES

Cesky Telecom

Telefónica Group consolidates Cesky Telecom financial statements for the second half of 2005, with a contribution of 1,035.2 million euros to Telefónica's revenues for the financial year with OIBDA accounting for 456.7 million euros and OI for 164.8 million euros, respectively.

Within the process to bring Cesky Telecom Group accounting practices and financial statements reporting in line with Telefónica Group, in December the following accounting adjustments, which fundamentally affected the Cesky Telecom fixed telephony business, have taken place:

  Deferral of connection fees revenues over the average period of expected economic life of the customers, i.e. expected lifetime of the fixed line subscribed by the customer, for new and past subscriptions (since 1996). These revenues were previously entirely recorded in the period corresponding to the time of the line activation.

  Traffic revenues and expenses related to payments to premium content providers for value added telephone services (known as "color lines"), which were previously recognized separately as revenues and expenses and which are now accounted for as their net value in revenues.

The impact of these two adjustments on the annual results of Cesky Telecom gave rise to an increase in revenues of 353 million Czech korunas and 606 million Czech korunas in OIBDA, leading to a decrease in retained earnings of around 1,400 million Czech korunas. In order to give a true and fair view of this business' evolution, all year-on-year variations (in local currency) will be related to pro forma fiscal year 2004, adjusted by the two aforementioned effects.

Cesky Telekom total revenues in 2005 amounted to 2,049 million euros, a 6.3% increase year-on-year in euros and a 0.8% decrease in local currency. The growth rate recorded in the fourth quarter alone was 1.0% in local currency, reflecting the better performance of the mobile telephony business and the progress of broadband within the Group's fixed telephony business.

In 2005, consolidated operating expenses showed a slight increase in local currency of +0.2% increase year-on-year, mostly thanks to the cost discipline in the fixed telephony business that partially offset the greater expenses recorded in the mobile subsidiary.

Hence, the Group's operating income before depreciation and amortization (OIBDA) amounted to 916 million euros, showing a decrease of 0.3% increase year-on-year (-6.9% in local currency). The drop in the company's OIBDA would have been reduced to 2.6% in local currency if we had excluded the impairment charge (non-recurrent) of 1,251 million korunas from OIBDA calculation. As a result, the OIBDA margin amounted to 44.9% in 2005, compared with the 48.1% margin obtained in 2004. If the 2005 OIBDA were adjusted by the aforementioned non-recurrent expenses, the margin would have reached 47.0%.

Operating income (OI) increased by 11.0% year-on-year in local currency to reach 318 million euros as a result of lower amortization and depreciation charges arising from lower investments in recent years and changes in the amortization of goodwill and of certain intangible assets.

Total CapEx for Cesky Telecom Group amounted to 209.3 million euros, having increased by 5.5% in local currency compared to the previous year, on the back of higher investments in the growth areas of the business.

Operating free cash flow (OIBDA-CapEx) up to December 2005 stood at 706.7 million euros, showing a 9.9% year-on-year decrease in local currency as a result of the drop in OIBDA and the rise in CapEx, as indicated above.

Fixed Line Business

Total revenues in the fixed line business totaled 1,083.5 million euros for the year, a 4.5% drop in local currency year-on-year in a continuous shift from the traditional telephony services to broadband internet access, data and other value added services.

Revenues from traditional access fell by 3.7% year-on-year in local currency, primarily due to the 7.2% decline in the number of fixed telephony lines, which dropped to 3.1 million lines at year end 2005.

Total traffic generated by Cesky Telecom customers showed a 14.8% year-on-year decline as a result of the loss of lines and the increase in competition together with the ongoing fixed-to-mobile traffic substitution. Thus, revenues from voice services fell by 19.5% year-on-year in local currency, whereas those from interconnection traffic increased by 23.2%, mainly due to the extension of international traffic services within the Central and Eastern Europe market space. Revenues from traditional voice services therefore fell 5.2% year-on-year.

Revenues from Internet and Broadband services registered a year-on-year decrease of 3.1% in local currency due to the significant migration of customers from narrowband to broadband Internet access. Hence, revenues from narrowband Internet services fell by 44.9% in local currency whereas those from broadband services increased by 84.9%.

The total number of Internet broadband accesses at December 2005 amounted to 274,000 (approx. 80% retail), leading to a net gain of 173,000 connections over the year. Approximately two thirds of these were made during the second half of the year.

Revenues from data services showed a 0.9% year-on-year decrease in local currency due to the fact that the decrease in revenues from leased lines (-4.5%) was not fully offset by the increase in revenues from virtual private networks and IP connectivity solutions (+5.2%).

Operating expenses of the fixed line business fell by 4.6% year-on-year in local currency, having declined by 6.0% year-on-year in local currency in the fourth quarter alone. Supplies expenses increased by 2.4% in local currency, primarily due to the increase in international interconnection expenses, whereas personnel expenses, including headcount reduction costs, fell by 0.9%. External services expenses recorded a 7.0% year-on-year decrease, with the 10.3% drop in network operating and maintenance expenses being particularly noteworthy under this item.

OIBDA in the fixed line business amounted to 477 million euros, an 8.9% year-on-year drop in local currency to reach a 44.5% margin at year end, 2.8 percentage points down on that recorded at the end of 2004.

CapEx for the Cesky Telecom fixed line business in 2005 amounted to 77.5 million euros, showing an 11.6% year-on-year decrease in local currency.

Mobile Business (Eurotel)

Eurotel's total revenues for 2005 increased by 2.0% year-on-year in local currency to reach 1,008 million euros. The 4% growth in operating revenues recorded in the fourth quarter alone reflected the strong positioning of Eurotel in the Czech cellular market, recovering the first position in terms of the number of customers by year end.

The total number of Eurotel customers increased by 6.4% year-on-year to reach 4.7 million by year end. The successful migration of prepaid customers to postpaid tariffs led to a 46% increase in the number of contract customers who at the end of the year amounted to 1.5 million, a 33% of the total customer base in comparison with the 24% figure recorded in December 2004.

Revenues from voice services (monthly fees, customer and interconnection traffic) increased over the year by 0.2% in local currency, mostly due to the combined effect of the increase in revenues from monthly fees (+10.6%) as a result of the aforementioned larger contract customer base and to the drop in revenues from traffic (-3%), due to the greater number of contract customers purchasing minute packages, which explains the 10% year-on-year increase in traffic recorded in 2005.

As a result of the continuous increase in the number of customers with multiple SIM cards and the decrease in ARPU generated by new customers, the average ARPU recorded a 3.0% year-on-year decline in local currency, although 1.4% up on that recorded over the first half of the year as a result of the successful acquisition of contract customers.

The number of customers from the Eurotel Data Express service (CDMA-based broadband internet access service) exceeded 70,000, leading to a net gain of more than 40,000 customers over the year. This, together with the 14% increase in the number of customers from the Eurotel Data Nonstop service (GPRS-based internet access service), which stood at 67,000 in December 2005, led to revenues from Internet and Data nearly doubling compared to the previous year.

Revenues from equipment sales dropped by 9.5% year-on-year in local currency due to the increased number of clients to whom the Company offered lower rates in exchange for permanency agreements over a certain period of time.

Eurotel's operating expenses increased by 4.8% over the year in local currency, with a 6.9% year-on-year increase in the fourth quarter alone due to greater commercial activity during that period.

Personnel expenses were the major contributor to the increase in the operating expenses, growing by 27.2% year-on-year in local currency throughout the year as a result of one-off items that were already recorded in the second quarter.

Eurotel's operating income before depreciation and amortization (OIBDA) totaled 431.6 million euros for the year, a 5.5% decrease in local currency with its margin having dropped by 3.4 percentage points year-on-year to 42.8%.

CapEx for the mobile line business amounted to 131.5 million euros for the year, a 19.0% year-on-year increase in local currency, primarily due to the investments in the rollout of the UMTS network.

CESKY TELECOM
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	July - December	October - December

	2005	2005

Revenues	1,035.2	525.8
Internal expenditure capitalized in fixed assets (1)	11.5	6.4
Operating expenses	(566.6)	(285.1)
Other net operating income (expense)	17.2	(7.6)
Gain (loss) on sale of fixed assets	1.4	0.7
Impairment of goodwill and other assets	(42.1)	(36.3)
Operating income before D&A (OIBDA)	456.7	204.0
Depreciation and amortization	(291.9)	(149.2)
Operating income (OI)	164.8	54.8
Profit from associated companies	0.0	0.0
Net financial income (expense)	(10.8)	(6.1)
Income before taxes	154.0	48.7
Income taxes	(36.0)	(10.0)
Income from continuing operations	118.0	38.7
Income (Loss) from discontinued operations	0.0	0.0
Minority interest	0.0	0.0
Net income	118.0	38.7

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

DIRECTORIES BUSINESS

TPI Group 2005 results include those of Telinver, the leader directory company acquired in Argentina for a firm value of 74 million dollar, which consolidates with Group figures from November 2005, and also, those coming from DA operation in Italy, from the moment it started operations on October 1st 2005.

The performance of the business in Italy in its first three months showed a satisfactory number of calls received, reflecting the successful advertising campaign.

TPI Group revenues rose 9.7% to 651.6 million euros. OIBDA was 219.3 million euros, showing an increase of 8.7% vs. 2004 Net income rose 10.3% to 126.93 million euros. These results are explained by:

  Advertising revenues increased 6.9% to 544.3 million euros.

  Strong performance of telephony traffic revenues, which grew 39.3% to 65.3 million euros, helped by the positive evolution of the business in Spain and the traffic coming from Italy.

  Positive evolution of operator revenues, with a 6.3% increase to 39.9 million euros.

Europe13 decreased its contribution to group revenues by 2 percentage points to 79%. This is the result of the combined effect of the positive performance of currency exchange rates in Latam, together with the acquisition of Telinver in Argentina. Geographical contribution to Group OIBDA, remained unchanged, with 87% and 13% for Europe and Latam, respectively.

Revenues in Europe went up 6.1% to 515.1 million euros, which was driven by:

  Growth of 2.4% in advertising revenues to 421.3 million euros.

  Internet revenues reached 34.0 million euros with an increase of 20.1%, while those related to telephone information service went up 14.6% to 4.8 million euros.

  The strong rise achieved by traffic revenues, which went up 39.3% to 64.8 million euros.

The rise in revenues, along with the good results obtained from the group's cost-cutting, fed through to a 9.0% increase in the European OIBDA14 to 190.6 million euros. The OIBDA margin grew 1.0 percentage points to 37.0%.

Latin America performance, that contributes to 21% of revenues and 13% of OIBDA was driven by:

  Publiguias total revenues fell 4.4% in local currency, (+4.2% in euros). This is a result of both increased competition and the write-off of default customers begun in January to improve bad debts.

  TPI Peru increased revenues by 6.8% in local currency to 33.9 million euros, and contributes 7.6 million euros to total Group OIBDA.

  Advertising revenues coming from TPI Brazil grew 10.3% in local currency to 17.2 million euros, and OIBDA improves 56.9% to -2.5 million euros.

  Telinver in Argentina contributed 17.45 million euros to Group revenues and 5.2 million euros to OIBDA through November and December 2005. These results cannot be extrapolated to the full year as directories published along the year in Telinver have different margins. They also do not include the new contract framework with TASA, which was applied from the beginning of 2006.

With these results, the TPI Group outperformed the revenue guidance (+5.5%/6.5%) and met the upper part of the range of the OIBDA guidance (7%/8%). At constant exchange rates, Group revenues and OIBDA increased 7.8% both.

The Board of Directors will propose the Annual General Shareholders Meeting the payment of a dividend of 40 cents of an euro per share, representing an increase of 33.3% compared to 2004. This dividend amounts to 114% of the Group's net income and to 123% of that of Telefónica Publicidad e Información, S.A. This would give a dividend yield of 4.8%15.

In turn, the directories business of the Telefónica Group, which includes the Argentinean company Telinver in the whole twelve months of both 2004 and 2005, recorded 660.5 million euros in revenues, a 7.1% year-over-year increase. OIBDA, on the other hand, improves in a 7.4% in the fiscal year, reaching 220.0 million euros.

TPI - PÁGINAS AMARILLAS GROUP
SELECTED OPERATING DATA IN EUROPE
Unaudited figures
	January - December

	2005	2004	% Chg

Books Published
Yellow Pages*	124	110
White Pages	58	60

(Euros in millions)
Revenue Breakdown (1)	515.1	485.3	6.1
Advertising	421.3	411.3	2.4
Publishing	378.5	374.6	1.1
Yellow Pages	296.0	296.3	(0.1)
White Pages	70.6	69.1	2.2
Others paper revenues	11.9	9.2	29.6
Internet	34.0	28.3	20.1
Operator Assisted Yellow Pages	4.8	4.2	14.6
Others	4.1	4.3	(4.9)
Telephony Traffic	64.8	46.6	39.3
Operator	26.0	24.9	4.4
Others	2.9	2.6	13.7

* Includes a breakdown by residential/business services and pocket guides.
(1) TPI Europa includes the results of the companies Telefónica Publicidad e Información S.A., TPI Edita, TPI Direct and Edinet Europa, 11888 Servicio de Consulta Telefónica S.A.U., Servizio di Consultaziones Telefonica, S.R.L.

TPI - PÁGINAS AMARILLAS GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	651.6	594.2	9.7	188.9	151.4	24.8
Internal expenditure capitalized in fixed assets (1)	0.5	0.0	n.m.	0.5	0.0	n.m.
Operating expenses	(405.5)	(360.7)	12.4	(122.1)	(98.9)	23.4
Other net operating income (expense)	(26.2)	(29.2)	(10.4)	(8.0)	(8.9)	(10.1)
Gain (loss) on sale of fixed assets	(0.3)	(0.4)	(41.4)	(0.0)	(0.0)	(33.3)
Impairment of goodwill and other assets	(0.9)	(2.1)	(59.0)	(1.4)	0.0	n.m.
Operating income before D&A (OIBDA)	219.3	201.8	8.7	57.8	43.5	32.9
Depreciation and amortization	(23.6)	(23.2)	1.4	(6.2)	(7.5)	(17.0)
Operating income (OI)	195.7	178.6	9.6	51.6	36.0	43.3
Profit from associated companies	(0.0)	(0.4)	(87.7)	0.0	(0.1)	c.s.
Net financial income (expense)	(5.3)	(2.0)	162.4	(2.0)	(0.9)	116.1
Income before taxes	190.4	176.2	8.0	49.7	35.0	41.8
Income taxes	(63.4)	(61.7)	2.9	(17.6)	(15.6)	13.2
Income from continuing operations	126.9	114.5	10.8	32.0	19.5	64.6
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	0.0	0.5	n.m.	0.0	(0.0)	n.m.
Net income	126.9	115.1	10.3	32.0	19.5	64.6

(1) Including work in process.

DIRECTORIES BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	660.5	616.4	7.1	190.1	166.5	14.2
Internal expenditure capitalized in fixed assets (1)	0.5	0.0	n.m.	0.5	0.0	n.m.
Operating expenses	(413.4)	(375.4)	10.1	(123.2)	(108.8)	13.2
Other net operating income (expense)	(26.4)	(33.7)	(21.7)	(8.0)	(11.7)	(31.3)
Gain (loss) on sale of fixed assets	(0.3)	(0.4)	(41.4)	(0.0)	(0.0)	(33.3)
Impairment of goodwill and other assets	(0.9)	(2.1)	(59.0)	(1.4)	0.0	n.m.
Operating income before D&A (OIBDA)	220.0	204.8	7.4	57.9	46.0	25.9
Depreciation and amortization	(24.0)	(23.8)	0.8	(6.3)	(7.5)	(16.4)
Operating income (OI)	196.0	181.0	8.3	51.7	38.5	34.1
Profit from associated companies	(0.0)	(0.4)	(87.7)	0.0	(0.1)	c.s.
Net financial income (expense)	(6.7)	(5.7)	17.8	(2.0)	(1.7)	17.9
Income before taxes	189.3	175.0	8.2	49.7	36.7	35.2
Income taxes	(63.4)	(60.2)	5.5	(17.6)	(14.1)	25.2
Income from continuing operations	125.8	114.8	9.6	32.0	22.7	41.3
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	0.0	0.5	n.m.	(0.0)	(0.1)	(66.1)
Net income	125.8	115.3	9.1	32.0	22.6	41.6

(1) Including work in process.

13 Europe includes TPI, S.A., TPI Edita, TPI Direct, Edinet Europa, 11888 SCT and 1288 SCT.
14 Adjusted OIBDA does not include impairment of financial assets for its subsidiaries nor the results obtained by their capital operations.
15 Taking the price at the close of trading on February 20th 2006 of 8.33 euros per share.

RESULTS BY BUSINESS LINES

Other businesses

ATENTO GROUP

2005 was a year of strong growth in some of the Atento Group's business lines, with an increase in the net income. The following customers contributed the most to this increase, over the financial year as a whole:

  In Brazil, the increase in sales with Vivo, Sera, Speedy, Atento ao Cliente, the start of operations with Banco IBI and growth of customers in the financial sector (UBB, Bradesco, Redecard, Losango).

  In Spain, the services with Gas Natural, and the increase in the activity with Telefónica.

  In Mexico, the growth in business with BBVA and US Airways.

  In Chile, the increase in business with Telefónica CTC, Movistar, VTR and Interamericana.

  In Argentina, with the start of operations with Movistar.

  In Puerto Rico, growth with SunCom.

  In Venezuela, increase in sales with CANTV and Movistar.

Operating revenues grew by 41.2% year-on-year, to stand at 856.5 million euros. In this year, all Atento operations have increased sales, except for Atento Morocco. It is important to highlight Atento Brazil, with a 52.7% growth in revenues over 2005. Its sales in euros make it the group's largest operation, with a weight of 35.5% over total Atento Group revenues. Sales in Spain represent 34.2% of the total, having grown by 22.2% compared with 2004. Revenues in other countries, such as Argentina, Central America, Colombia, Mexico and Venezuela have grown by more than 50%.

Customers outside the Telefónica Group have once again increased their contribution to Atento total revenues, to stand at 44.8%, up 0.7 percentage points more than a year ago. By 2005 end, the Atento Group was the service provider to more than 400 companies, and had continued to diversify and specialize in the financial, telecommunications, mass market, energy, transport and tourism sectors, and government bodies.

Operating costs grew by 42.0% year on year, to stand at 741.5 million euros. Personnel expenses had the greatest impact on this increase (+44%), as a result of the year's increased activity.

The Atento Group OIBDA for 2005 rose to 116.4 million euros, a 36.7% increase on the 85.1 million euros for 2004. The downward pressure on pricing throughout the 2005 financial year resulted in a general reduction in operating margins in the sector, which Atento was able to face up to thanks to better optimization of costs and to the increase in the scale, placing the OIBDA margin at 13.6%, just 0.4 percentage points lower than 2004.

Operating income amounted to 88.5 million euros, up 72.1% year on year, supported by the downward trend in depreciation, as a result of the degree of maturity achieved in operations.

Atento Group net income was again positive, for the second year in a row, standing at 48.2 million euros, 15.9 million more than last year.

At operating level, Atento Group had 39,705 positions in place as of 31st December 2005, up 29.9% on 2004. The average number of occupied positions for the 2004 financial year was 30,247. This was a significant improvement on the level of occupation achieved in 2004 (80% vs. 75% in 2004).

CapEx in the 2005 financial year reached 42.9 million euros, compared with 22.8 million euros in 2004, and the operating free cash flow grew by 17.7%, to 73.4 million euros.

ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	856.5	606.5	41.2	247.9	174.3	42.2
Internal expenditure capitalized in fixed assets (1)	0.0	0.0	n.m.	0.0	0.0	n.m.
Operating expenses	(741.5)	(522.3)	42.0	(213.6)	(150.4)	42.0
Other net operating income (expense)	1.4	1.1	23.6	(0.6)	0.3	c.s.
Gain (loss) on sale of fixed assets	0.0	(0.3)	c.s.	0.0	0.1	(73.1)
Impairment of goodwill and other assets	0.0	0.0	n.m.	0.0	0.0	n.m.
Operating income before D&A (OIBDA)	116.4	85.1	36.7	33.8	24.3	38.8
Depreciation and amortization	(27.9)	(33.7)	(17.3)	(7.2)	(7.6)	(5.0)
Operating income (OI)	88.5	51.4	72.1	26.6	16.8	58.5
Profit from associated companies	0.0	0.0	n.m.	0.0	0.0	n.m.
Net financial income (expense)	(20.2)	(10.5)	93.0	(7.1)	(4.3)	65.9
Income before taxes	68.2	40.9	66.7	19.5	12.5	55.9
Income taxes	(16.6)	(6.8)	143.5	(1.8)	(4.5)	(60.1)
Income from continuing operations	51.6	34.1	51.3	17.7	8.0	120.2
Income (Loss) from discontinued operations	0.0	(0.1)	n.m.	0.0	0.0	n.m.
Minority interest	(3.4)	(1.7)	99.4	(1.1)	(0.6)	92.0
Net income	48.2	32.3	49.3	16.6	7.5	122.3

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

CONTENT AND MEDIA BUSINESS

The Contents and Media business ended the last quarter of 2005 with revenues of 1,269.1 million euros, 4.1% higher of the figure reached in the same period of the previous year. This increase was basically due to the better performance of Endemol and the ATCO Group in this fourth quarter, fully offsetting the lower revenues from changes to the consolidation perimeter.

The consolidated operating income before depreciation and amortization (OIBDA) over the year amounted to 269.2 million euros, compared with the 185.0 million euros obtained over 2004. This represents a 45.5% year-on-year growth, primarily thanks to the positive progress of the results from all business lines, revenues obtained from the floating of 25% of Endemol, N.V. on the stock exchange and the sale of the radio business in ATCO.

Endemol NV

The company, floated on the Amsterdam exchange, recorded a 5.8% growth in revenues to total 900.1 million euros. Revenues from acquisitions amounted to 10.5 million euros of this figure and the remainder growth is organic.

The growth in revenues was reflected in all countries in which Endemol NV operates, with a particularly significant performance on the Spanish and British markets and Rest of the World (ROW), contributing towards the greater diversification of the Group's revenues and a greater relative weight of revenues from formats other than non-scripted (scripted and digital) that accounted for 23.3% of the total compared with the 21.4% represented in 2004.

The reported EBITDA of Endemol NV stood at 152.8 million euros, a 15.4% increase on the previous year and leading to a 17% margin, 1.4 percentage points up on 2004. The positive operational progress of the Company is explained by the growth in its revenues and the good performance of production costs in the US following the syndication of the four series of Fear Factor, offset by the lower operational profitability of some markets in the rest of the world in which the Company has most grown proportionally.

ATCO

The advertising market in Argentina (Capital and Gran Buenos Aires regions) grew by 21% over the year with respect to the previous year. This growth can be compared with the 39% recorded in 2004, which reflected the market recovery recorded over that year.

In this favorable market context, Telefé reaffirmed its position as leader, obtaining 37.9% of the total audience by 2005 year end - very similar to the figure recorded over the previous year - followed by Canal 13, its main competitor, with an average share of 24.9%. The market share accumulated by Telefé by the end of 2005 stood at 41.2%, 3.7 percentage points lower than in 2004, once again, followed by Canal 13 with 32.1%.

Thus, ATCO recorded an improvement in its financial results in comparison with the previous year thanks to the growth in the Capital and Gran Buenos Aires advertising markets over the year, the good results regarding total audience obtained by Telefé that enabled it to increase its revenues and to the profits obtained from the sale of Radio Continental and Radio Estéreo.

CONTENT AND MEDIA BUSINESS
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)
	January - December			October - December

	2005	2004	% Chg	2005	2004	% Chg

Revenues	1,269.1	1,219.1	4.1	390.3	387.2	0.8
Internal expenditure capitalized in fixed assets (1)	0.0	0.2	n.m.	0.0	0.0	n.m.
Operating expenses	(1,052.2)	(1,049.1)	0.3	(324.8)	(344.0)	(5.6)
Other net operating income (expense)	5.7	10.5	(45.7)	(2.7)	11.6	c.s.
Gain (loss) on sale of fixed assets	47.5	6.9	n.m.	40.0	1.9	n.m.
Impairment of goodwill and other assets	(0.8)	(2.6)	(69.0)	(0.7)	(0.1)	n.m.
Operating income before D&A (OIBDA)	269.2	185.0	45.5	102.1	56.6	80.2
Depreciation and amortization	(28.9)	(28.9)	0.1	(8.4)	(9.3)	(9.6)
Operating income (OI)	240.3	156.2	53.9	93.7	47.3	97.8
Profit from associated companies	(6.4)	(34.2)	(81.2)	(1.3)	(10.8)	(87.6)
Net financial income (expense)	(96.7)	(121.6)	(20.5)	(93.0)	(96.7)	(3.9)
Income before taxes	137.2	0.4	n.m.	(0.6)	(60.2)	(99.0)
Income taxes	(49.2)	(35.9)	37.0	(2.9)	20.4	c.s.
Income from continuing operations	88.0	(35.6)	n.m.	(3.5)	(39.8)	(91.2)
Income (Loss) from discontinued operations	0.0	0.0	n.m.	0.0	0.0	n.m.
Minority interest	(9.1)	(5.0)	82.8	(4.9)	(1.6)	197.3
Net income	78.8	(40.6)	c.s.	(8.4)	(41.5)	(79.8)

(1) Including work in process.

RESULTS BY BUSINESS LINES

Other businesses

TELEFÓNICA DEUTSCHLAND GROUP

Telefónica Deutschland obtained revenues of 281.2 million euros in 2005, showing a year-on-year reduction of 3.3%, due primarily to the reduction in revenues from narrowband services which has not yet been offset by the increase in broadband business.

With respect to the broadband business, it is worth to highlight the increase in the number of connections resold on a retail basis by the company to its main clients. With it, the total number of equivalent ADSL lines in service in the German market exceeds the figure of 535 thousands at the end of 2005, which compares with the more than 481 thousands achieved in December 2004, providing services to four of the five top main ISPs in Germany.

Telefónica Deutschland has registered a negative operating income before depreciation and amortization (OIBDA) of 3.1 million euros at the end of the year, which compares with the negative figure of 151.7 million euros obtained in 2004, mainly due to the anticipated cancellation of Telefonica's UK goodwill.

TELEFÓNICA DEUTSCHLAND GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)
	January - December

	2005	2004	% Chg

Revenues	281.2	290.8	(3.3)
Operating income before D&A (OIBDA)	(3.1)	(151.7)	(98.0)
OIBDA margin	(1.1%)	n.m.	51.1 p.p.

ADDENDA

Companies included in each Financial Statement

Based on what was indicated at the start of this report, the results breakdown of Telefónica Group are detailed according to the business in which the Group has a presence. The main differences between this view and the one that would apply attending to the legal structure, are the following:

  Telefónica, S.A. directly participates in the share capital of Endemol Entertainment Holding, N.V., which has been included in Content and Media Business. The results from the Sogecable S.A. stake have been also assigned to Content and Media Business, even though a part of the investment is legally dependent upon Telefónica, S.A.

  Telefónica Holding Argentina, S.A. holds 6.98% of Atlántida de Comunicaciones, S.A. (ATCO) which, for those purposes, is considered to be part of Content and Media Business, consolidating 100% share capital of ATCO.

  Compañía de Telecomunicaciones de Chile, S.A. (CTC), participated by Telefónica Latinoamérica, sold Telefónica Móviles Chile to Telefónica Móviles Group in the third quarter of fiscal year 2004, although the results of this company have been assigned to the cellular business from the beginning of the year 2004.

  The participation of Telefónica Group in IPSE 2000 SpA is assigned to the cellular business, also including the investment legally dependent upon Telefónica DataCorp, S.A.

  Telefónica de Argentina (TASA), participated by Telefónica Latinoamérica Group, sold in November 2005 its 100% stake in Telinver, S.A. share capital to TPI Group. Nevertheless, the results from this company has been assigned to the directories business through 2004 and2005 in line with our vision for the total Telefónica's directories business.

  Telefónica Data Group (denominated "Telefónica Empresas"), legally dependent upon Telefónica S.A., has been segregated and subsequently integrated into the fixed line activities both in Latin America and Spain for presentation purposes, and according to geographic criteria. The stakes not included in neither of the previous geographic areas will be consolidated directly by Telefónica S.A. In this sense, the stakes in Telefónica Data España, S.A.U. and Soluciones Group have been sold to Telefónica de España S.A.U. in the third quarter of 2004, although the results of both companies had been assigned to the fixed line business in Spain from the beginning of the year 2004.

  Telefónica International Wholesale Services Group (TIWS) financial results has been assigned to Telefónica Latinoamérica Group during 2004 and 2005, even though is legally dependent upon Telefónica, S.A. (92.5%) and Telefónica Data Corp (7.5%).

  The activities of Terra Networks España S.A., Maptel Networks, S.A.U. and Azeler Automoción, S.A. have been included in Telefónica de España Group as of July 1st 2005; at the same time, Terra Networks Chile has been included in Telefónica Latinoamérica Group together with the rest of Latin American companies of Terra. As of December 31st 2005, Terra Networks España is directly held by Telefónica S.A., while Maptel Networks and Azeler Automoción are directly held by Terra Networks Asociadas, S.L. Terra Networks Chile was legally included in Telefónica Latinoamérica Group in the fourth quarter of 2005.

ADDENDA

Key Holdings of the Telefónica Group and its Subsidiaries detailed by business lines

TELEFÓNICA GROUP		TELEFÓNICA MÓVILES GROUP
	% Part		% Part

Telefónica de España	100.00%	Telefónica Móviles España	100.00%
Telefónica Móviles (1)	92.46%	Brasilcel (1)	50.00%
Telefónica Latinoamérica	100.00%	TCP Argentina	100.00%
Grupo TPI	59.90%	TEM Perú	98.03%
Telefónica de Contenidos	100.00%	T. Móviles México	100.00%
Atento Group	91.35%	TM Chile	100.00%
Cesky Telecom	69.41%	TEM El Salvador	99.02%
		TEM Guatemala	100.00%
		Telcel (Venezuela)	100.00%
(1) Effective participation: 92.91%. Includes Telefónica Móviles S.A.' Stock Options Program ("Programa MOS").		TEM Colombia	100.00%
		TEM Guatemala y Cía	100.00%
TELEFÓNICA LATINOAMÉRICA GROUP		Otecel (Ecuador)	100.00%
	% Part	TEM Panamá	99.98%
		Abiatar (Uruguay)	100.00%
		Telefonía Celular Nicaragua	100.00%
Telesp	87.49%	Radiocomunicac. Móviles SA (Arg)	100.00%
Telefónica del Perú	98.19%	Telefónica Móviles Chile	100.00%
Telefónica de Argentina	98.03%	Group 3G (Germany)	57.20%
TLD Puerto Rico	98.00%	IPSE 2000 (Italy) (2)	45.59%
CTC Chile	44.89%	3G Mobile AG (Switzerland)	100.00%
Terra Networks Perú	99.99%	Medi Telecom	32.18%
Terra Networks México	99.99%	Telefónica Móviles Interacciona	100.00%
Terra Networks USA	100.00%	Mobipay España	13.36%
Terra Networks Guatemala	100.00%	Mobipay Internacional	50.00%
Terra Networks Venezuela	100.00%	T. Móviles Soluciones y Aplicac. (Chile)	100.00%
Terra Networks Brasil	100.00%	Tempos 21 (3)	38.50%
Terra Networks Argentina	99.99%
Terra Networks Chile	100.00%
Terra Networks Colombia	99.99%	(1) Joint Venture which fully consolidates TeleSudeste Celular Participações, Celular CRT Participações, TeleLeste Celular Participações and Telesp Celular Participações. Telesp Celular Participações fully consolidates Global Telecom Participações and TeleCentro Oeste Participações. The states that Brasilcel consolidated in its subsidiaries are the following: TeleSudeste Celular Participações 91.0%; Telesp Celular Participações 66.1%; Global Telecom Participações 66.1%; Celular CRT Participações 66.4%; TeleLeste Celular Participações 50.7% and TeleCentro Oeste Participações 34.7%.
Telefónica Data Colombia	100.00%	(2) Aditionally, Telefónica Group holds a 4.08% of IPSE 2000 through Telefónica DataCorp.
Telefónica Empresas Brasil	93.98%	(3) In June 2005, Tempos 21 is consolidated by the equity method with a retroactive effect as from January 1st 2005.
Telefónica Empresas Perú	97.07%
Telefónica Data Argentina	97.92%
Telefónica Data USA	100.00%
T. Intern. Wholesale Serv. (TIWS) (1)	100.00%

(1) Telefónica, S.A. owns 92.51% y Telefónica DataCorp owns 7.49%.

TELEFÓNICA DE ESPAÑA GROUP		TELEFÓNICA DE CONTENIDOS GROUP
	% Part		% Part

Telyco	100.00%	Telefé	100.00%
Telefónica Telecomunic. Públicas	100.00%	Endemol (1)	99.70%
Telefónica Soluciones Sectoriales	100.00%	Telefónica Servicios de Música	100.00%
Telefónica Empresas España	100.00%	Telefónica Servicios Audiovisuales	100.00%
Terra Networks España (1)	100.00%	Hispasat	13.23%
T. Soluciones de Informatica y	100.00%
Comunicaciones de España
		(1) Ownership held by Telefónica S.A.

(1) Telefónica S.A. owns 100%.
		OTHER PARTICIPATIONS
TPI - PÁGINAS AMARILLAS GROUP			% Part
	% Part

		Lycos Europe	32.10%
TPI Edita	100.00%	Sogecable (1)	23.83%
Publiguias (Chile)	100.00%	Portugal Telecom (2)	9.84%
TPI Brasil	100.00%	China Netcom Group (3)	5.00%
TPI Perú	100.00%	BBVA	1.07%
Teleinver (Argentina)	100.00%	Amper	6.10%
11888 Servicios de Consulta Telefónica	100.00%	Telepizza	4.13%
Services de Renseig. T. (France)	100.00%
Servizio di Consultazione Telefonica,	100.00%
S.R.L. (Italy)		(1) Telefónica de Contenidos, S.A. holds 22.23% and Telefónica, S.A. holds 1.60%.
		(2) Telefónica Group's effective participation. Telefónica Group participation would be 9.96% if we exclude the minority interests.
		(3) Ownership held by Telefónica Latinoamérica
ATENTO GROUP
	% Part

Atento Teleservicios España, S.A.	100.00%
Atento Brasil, S.A.	100.00%
Atento Argentina, S.A.	100.00%
Atento de Guatemala, S.A.	100.00%
Atento Mexicana, S.A. de C.V.	100.00%
Atento Perú, S.A.C.	99.46%
Atento Chile, S.A.	77.60%
Atento Maroc, S.A.	100.00%
Atento El Salvador, S.A. de C.V.	100.00%

ADDENDA

Significant Events

  On February 28th, 2006, the Board of Directors of Telefónica, S.A approved to distribute an interim dividend from 2005 net income, of a fix gross amount of 0.25 euros for each outstanding share with the right to receive dividends of the Company. The payment of this dividend shall be executed on May12th. Tax withholding shall be made on gross amounts as required by applicable legislation.

Likewise, in accordance with the shareholder remuneration policy approved by the Company's Board of Directors, it is the Board's intention to pay a further dividend of the same amount per share in the course of this financial year, and the appropriate resolutions for that purpose will be passed at the relevant time.

  On February 28th, 2006, the Board of Directors of Telefónica, S.A. resolved to explore strategic alternatives in relation to Telefónica's holding in the share capital of Telefónica Publicidad e Información, S.A. (TPI), including total or partial disinvestments in that company (sale). Telefónica, S.A. will to that end contact persons potentially interested in the acquisition of that holding.

  On February 22nd, 2006, approval was given at the respective Shareholders' Meetings of Telesp Celular Participações S.A. ("TCP"), Tele Centro Oeste Celular Participações S.A., ("TCO"), Tele Sudeste Celular Participações S.A. ("TSD"), Tele Leste Celular Participações, S.A. ("TBE") and Celular CRT Participações S.A. ("CRTPart") for a corporate restructuring in order to carry out the exchange of TCO shares for TCP shares, thereby making TCO a 100%-owned subsidiary of TCP, and for the merger and takeover of TSD, TBE and CRT Part by TCP.

  On January 31st, 2006, the Italian government informed Ipse 2000 Spa, in which Telefónica Group holds a 49.66% stake, of its decision to withdraw the UMTS license granted to this company in 2000. Telefónica will analyse the convenience of taking the appropriate legal actions against this decision.

  On February 9th, 2006, Telefónica had received acceptances in respect of a total 7,822,149,476 O2 plc shares, representing approximately 88.45 percent of O2's issued share capital. On the other hand, and as a result of several purchases, Telefónica holds 747,606,107 O2 plc shares representing approximately 8.52 percent of O2's issued share capital. Consequently, Telefónica and its wholly owned subsidiaries owned or had received valid acceptances in respect of a total of 8,569,755,583 O2 plc shares representing approximately 96.9 percent of O2's issued share capital. Given that acceptances have now been received in respect of more than 90 per cent of O2 plc share capital to which the Offer relates, Telefónica has implemented the procedures set out to acquire compulsorily the remaining O2 Shares for which it has not received acceptances of the Offer. As of March 7th, 2006, the stock will be delisted and cease trading in London Stock Exchange.

  On January 2006, O2 incorporated representatives of Telefónica to its Board, a reflection of Telefónica's status as major shareholder of the mobile operator. Thus, O2's Board of Directors approved the appointment of Mr. César Alierta, Mr. Julio Linares, Mr. Antonio Viana-Baptista and Mr. Jaime Smith as new Board members, and Peter Erskine the Chairman and the company's CEO.

  On December 22, 2005, The Board of Directors of "Telefónica, S.A.", accepted the resignations from their positions on the Board of Mr José Antonio Fernández Rivero (member of the Audit and Control Committee) and Mr Jesús María Cadenato Matía. Likewise, the Board agreed, preceded by the relevant favourable report from the Nominating, Compensation and Corporate Governance Committee, the appointment by cooption of the new Board members Mr Vitalino Manuel Nafría Aznar and Mr Julio Linares López. Lastly, the Board of Directors agreed to appoint Mr Gregorio Villalabeitia Galarraga as member of the Audit and Control Committee.

Telefónica S.A.'s Board of Directors approved the restructuring of the Company's senior management in accordance with its new projects and targets, with Luis Lada as the new Chairman of Telefónica de España, and the creation of a new General Management for Coordination, Business Development and Synergies, with Julio Linares.

Once the acquisition of O2 has been finalised, will include Cesky Telecom and Telefónica Deutschland.

  On November 22nd, 2005, regarding the Initial Public Offering (IPO) of Endemol N. V., the offer price was set at 9 euros per share. Likewise, it was determined that the number of shares offered reached 27,901,786 ordinary shares, representing 22.32% of the Company share capital (excluding the green shoe granted to the Underwriters, which amounts 3,348,214 shares, representing 2.68% of the Company share capital). That day was the first trading day of Endemol shares on Euronext Ámsterdam.Text

ADDENDA

Changes to the Perimeter and Accounting Criteria of Consolidation

In the period January-December of 2005, the main changes have occurred in the consolidation perimeter were the following:

Telefónica Group

  The Spanish company Telefónica Procesos y Tecnología de la Información, S.A. was taken over by Telefónica Gestión de Servicios Compartidos, S.A. in February this year. This company, which was consolidated within Telefónica Group's financial statements by full integration method, has been removed from the consolidation perimeter.

  On April 19th, Telefónica Wholesale Services, S.L.(TIWS), the Spanish subsidiary of Telefónica Datacorp, S.A., carried out a capital increase of 212.68 million euros , that was both fully subscribed and paid by Telefónica, S.A. by means of a non-monetary contribution from the Uruguayan company, Telefónica International Wholesale Services America, S.A. Following this operation, Telefónica, S.A. owns 92.513% of the capital of the Spanish company TIWS, which continues to be consolidated within Telefónica Group's financial statements by the full integration method; Telefónica Group owns 100% of the company's shares.

  In March, the Telefónica Group purchased 50% of the shares held by Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) in the Spanish company Azeler Automoción, S.A. Following the sale, the Telefónica Group now controls the entire Azeler stake. The company, which was consolidated within Telefónica Group's financial statements by equity method, has now been incorporated by full integration method.

At the same time as the previous operation, the Telefónica Group sold the 50% it held in the Spanish company Iniciativas Residenciales en Internet, S.A. (ATREA) to BBVA. Following this sale ATREA, which was consolidated within Telefónica Group's financial statements by equity method, has been removed from the consolidation perimeter.

This combined operation involved a total payment of 1.84 million euros and generated goodwill amounting to 1.54 million euros.

  On April 14th 2005, the company Onetravel.com, Inc. was sold for 26.4 million dollars. Telefónica's stake in this company was 54.15%. The capital gain registered in this disposal amounted 3 million euros and was recorded under the item "Gains on sale of fixed assets ". The company, which was included in Telefónica Group's financial statements by the full integration method, has been removed from the consolidation perimeter.

  On June 10th, the European Commission authorized the takeover of the Czech telecommunications company Cesky Telecom by means of the acquisition of 51.1% of the company's share capital. The deal was closed on June 16th, offering a price of 502 Czech Crowns per share. Telefónica launched a compulsory takeover bid for the remaining 48.9% of outstanding shares still controlled by minority shareholders. On September 19th, the takeover bid for the remaining shares ended, acquiring Telefónica S.A. 58,985,703 shares at a price of 456 Czech Crowns per share. The total amount paid by Telefónica S.A. for the Czech company totaled 3,662.53 million euros. After this purchase, the stake of Telefónica in the Czech company reach 69.41% of the share capital The company has been included within Telefónica Group's financial statements by the full integration method.

  In June, Telefónica, S.A. has sold 4,300,000 shares of its subsidiary Telefónica Publicidad e Información, S.A. This capital gain has been recorded within Telefónica Group's financial statements under the item "Gains on disposals of consolidated companies". Following this transaction, Telefónica Group owns 59.9% of TPI. The company continues to be consolidated within Telefónica Group's financial statement by the full integration method.

  In June, the Spanish company, Terra Networks Latam, S.L., and the Dominican company, Terra Networks Caribe, S.A., were dissolved. Both companies, which were consolidated in Terra Group's financial statements by the full integration method, have been removed from the consolidation perimeter.

  In July, it took place the merger by absorption of Terra Networks, S.A. by Telefónica, S.A., with the termination of the former company, and the en bloc transmission of all its assets to the latter company, through the provision of Telefónica, S.A. treasury stock, in a proportion of 2 Telefónica shares for every 9 Terra shares. The company, which was included in Telefónica Group's financial statements using the full integration method, has been removed from the consolidation perimeter.

  Effective November 22, 2005, the shares of the Endemol N.V. Company (a company owned by the Endemol Group, which includes all of the companies except Endemol Holding France S.A.P and its subsidiaries) started trading on the Amsterdam Stock Exchange. Since that day, the stock has been listed on the AEX Euronext Amsterdam.

The price of the Endemol, N.V. public offering was 9 euros per share and the final number of shares sold was 31,250,000 common shares, representing 25% of the company's capital stock. This yielded total income of 55.58 million euros , which is reported in the Telefónica Group's Income Statement under the heading "Gain on disposal of consolidated companies". The full amount of the proceeds from the share placement went to the selling shareholder, Endemol Investment B.V., in which Telefónica S.A. has an indirect investment of 99.7%.

The company continues to be consolidated into the Telefónica Group using the full consolidation method.

Telefónica de España Group

  The Spanish company Soluciones Tecnológicas para la alimentación, S.L., in which Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. had a 45% stake, was sold in February and has been removed from the Telefónica Group consolidation perimeter where it was consolidated by equity method.

  In March, Telefónica de España S.A.U.'s sold its stake of 0.73% in INTELSAT for 17.77 million euros, obtaining a capital gain of 17.58 million euros. The company was recorded within the "Other investments" item of the Telefónica Group's consolidated balance sheet.

  In May, Telefónica Soluciones Sectoriales, S.A. is not anymore a shareholder of the Spanish company IT7 (formerly Incatel), Instituto Canario de Telecomunicaciones S.A.. It has returned the 31% stake they owned at December 31st, 2004 to its partners. The company has been removed from Telefónica Group's consolidation perimeter, where it was included by the equity method.

  In June, the Spanish company Segurvirtual MVS, S.A., in which Telefónica Data España, S.A. owned 49% of the shares, was liquidated. The company has been removed from Telefónica Group's consolidation perimeter, where it used to be included by the equity method.

  Also in June, the Salvadorian company Telefónica Sistemas el Salvador, S.A. de C.V., a company in which Telefónica Soluciones Informáticas y Comunicaciones de España, S.A.U. owns 99.5 % of the shares, was liquidated. As a result, it has been removed from Telefónica Group's consolidation perimeter, where it was consolidated by the full integration method.

  Telefónica Telecomunicaciones Públicas took part in the constitution of the Spanish company Telefónica Salud, S.A., subscribing and paying up 51% of the new company's initial share capital, a total of 0.06 million euros. The company has been included in the consolidation perimeter of the Telefónica Group by using the full integration method.

  Telefónica Soluciones Sectoriales, S.A. took part in the constitution of the Spanish company Ceuta Innovación Digital, S.L., subscribing and paying up 40% of its initial share capital. The company has been included in the consolidation perimeter of the Telefónica Group using the equity method.

  On September 1st, in accordance with the decisions made by the sole shareholder, the Spanish company Agencia de Certificación Electrónica, S.A. was taken over by its sole shareholder Telefónica Data España, S.A. The company, which was included in Telefónica Group's financial statements using the full integration method, has been removed from the consolidation perimeter.

Telefónica Latinoamérica Group

  In March, the Dutch company Telefónica International Holding, B.V., wholly owned by Telefónica Internacional, S.A., sold its 14.41% stake in the US company Infonet Services Corporation, Inc.

  Telefónica Internacional, S.A.U. has acquired 2.99% of the Chinese telecommunications company, China Netcom Group Corporation (Hong Kong) Limited (CNC) share capital, at a price of 11.45 Hong Kong dollars per share, which represents a total price of 240 million euros. In September, it acquired an additional 2.01% of the share capital of the Chinese company for 184 million euros. Following this purchase, the stake of Telefónica in China Netcom rose to 5%. The company is consolidated in Telefónica Group's financial statements at market value.

  During July 2005, Telefónica Internacional, S.A. acquired 100% shareholding in Terra México Holding, Terra Colombia Holding, Terra Guatemala, Terra Venezuela, Terra Argentina and Terra USA from Telefónica, S.A. Furthermore, on that same date, Telefónica Internacional, S.A. took over 100% of the net debt that said companies from the Terra Group held with Telefónica, S.A.

  In August, Telefónica Internacional sold the US company Communication Technology, Inc. (CTI), in which it was the sole shareholder, leading to a capital loss of 3.71 million euros that appear in the Telefónica Group profit and loss account under the heading "Losses from the sale of consolidated companies". The company, which was included in the consolidated accounts of the Telefónica Group by using the full integration method, has been removed from the consolidation perimeter.

  The Spanish company Telefónica DataCorp, S.A. fully subscribed the capital increase made by the Colombian company Telefónica Data Colombia, S.A. in September. Following this contribution, the Spanish company's shareholding in the Colombian company increased from 65% to the current 100%. The Colombian company continues to be consolidated within Telefónica Group's financial statements by the full integration method.

Telefónica Móviles Group

  The share placement by Telesp Celular Participaçoes, S.A. on January 4, 2005 was fully subscribed, yielding approximately 2,054 billion Brazilian reais. Brasilcel, N.V.'s ownership interest in this company rose to 66.09%.

  On January 7th and January 11th 2005, respectively, 100% of the shares in the BellSouth Chile and Argentina operators were purchased, thus concluding the acquisition of BellSouth operators in Latin America.

The acquisition of Chilean operators from BellSouth was on January 7th 2005. The price agreed in the sale contract dated March 5th 2004 totaled 532 million dollars. The amount paid by Telefónica Móviles, after adjusting the net debt, totaled 317.56 million euros.

In the case of Argentina, the acquisition of the Argentinean operators from BellSouth was on January 11th 2005. The price agreed in the sale contract totalled 988.35 million dollars. The amount paid by Telefónica Móviles, after adjusting the net debt, totalled 519.39 million euros.

The amount of acquisitions of BellSouth stakes due in 2004 and 2005 includes the cost derived from hedging the risk associated to variations in the exchange rates. In accordance with NIIF standards, those amounts should not be considered as acquisition cost, but reported directly as equity.

  On April 20th 2005, Telefónica Móviles through its subsidiary TEM Puerto Rico, Inc. proceed to the conversion of bonds representing 49.9% of share capital of the Puerto Rico company, Newcomm Wireless Inc. As a result, the Telefónica Móviles stake amounts to 49.9% of said Company.

  Also in April 2005 Telcel, C.A. made a capital increase fully subscribed by Telefónica Móviles, amounting 26.80 million dollars, equivalent to 21.0 million euros. As a result, Telefónica Móviles increased its stake to 91.63% of share capital. In October of 2005, the Venezuelan companies Telcel, C.A., Servicios Telcel, C.A. and Telecomunicaciones BBS, C.A. merged. The surviving company is Telcel, C.A. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

  In June 2005 ended the public tender offer launched by TES Holding, S.A., Salvadorian Company fully-owned by Telefónica Móviles, S.A., to acquire Telefónica Móviles El Salvador, S.A. The transaction represented a 2.7% increase and amounted 3.10 million dollars. Following this acquisition and after purchases, TES Holding, S.A.'s stake increased to 99.03%. The company continues to be consolidated in the Telefónica Group financial statements using the full integration method

  In June 2005 was closed the acquisition of an additional 0.38% stake in Telefónica Móviles Panamá for 2.20 million euros. Following this acquisition and others, Telefónica Móviles' stake increased to 99.98%. The company continues to be consolidated in the Telefónica Group financial statements using the full integration method.

  In June 2005 the merger between Comunicaciones Móviles Perú, S.A. and Telefónica Móviles Perú, S.A.C. was carried out. Telefónica Móviles's stake in the resulting company, Telefónica Móviles Perú, S.A., stands at 98.03%. The company continues to be consolidated in the Telefónica Group financial statements using the full integration method.

  In June 2005, the Spanish company Tempos 21 Innovación en Aplicaciones Móviles, S.A., was consolidated within Telefónica Group's financial statments by the equity method, with a retroactive effect starting as from January 1st 2005.

  In July of 2005, the tax credits generated by the use, for tax purposes, of the goodwill available in the following companies were capitalized. New shareholdings of Brasilcel N.V. are: 91.03% in TSD, 50.67% in TBE, 66.36% in CRT, 66.09% in TCP and 34.68% in TCO.

  In September of 2005, Telefónica Móviles, the sole shareholder, approved the merger by absorption of Telefónica Móviles España, S.A., the surviving company, and Telefónica Móviles Interacciona, S.A., the merged company. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

  In November of 2005, the remaining 2.07% of the shares of Telefónica Móviles Argentina, S.A, were acquired for 1.99 million euros. This transaction brought the ownership interest in Telefónica Móviles, S.A. to 100%. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

  In December of 2005, Telefónica Móviles, S.A. reached an agreement to buy 8% of Telefónica Móviles México, S.A. de C.V. The acquisition was structured as an exchange of Telefónica, S.A. shares. This transaction involved the payment of 177.27 million euros. Following this transaction, the Telefónica Móviles shareholding increased to 100%. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

  The merger (by absorption) of TEM Guatemala y Cia. S.L.A. also took place in December of 2005. Telefónica Móviles Guatemala, S.A. and Tele-Escucha, S.A. were merged into S.C.A., the surviving company. The new company was renamed Telefónica Móviles Guatemala, S.A. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

TPI Group

  The Spanish company 11888 Servicio Consulta Telefónica, S.A., wholly owned by Telefónica Publicidad e Información, S.A. (TPI), constituted, subscribed and fully paid all of the share capital of the French company Services de Renseignements Telephoniques, S.A.S. by the 0.04 million euros. The company is now incorporated in the consolidated accounts of the Telefónica Group by full integration method.

  11888 Servicio Consulta Telefónica, S.A. also constituted the Italian company Servizio Di Consultaziones Telefónica, S.R.L., subscribing and paying up 0.01 million euros for all of the shares forming its share capital.The company has been included in the consolidated financial statements of the Telefónica Group by full integration method.

  Effective November 11, 2005, the Group companies Telefónica Publicidad e Información, S.A. (the parent company) and Telefónica Publicidad e Información Internacional, S.A.U. spent a total of 57.0 million euros (66.72 million U.S. dollars) to acquire 95% and 5%, respectively, of the shares of the Argentine company, Telinver, S.A., from Telefónica de Argentina, S.A. Telefónica de Argentina, S.A. financed the transaction through borrowings with a maturity date in fiscal year 2008. The company continues to be consolidated into the Telefónica Group using the full consolidation method.

Telefónica Contenidos GRoup

  During the first quarter, the Telefónica de Contenidos Group sold all of the shares it held in LS4 Radio Continental, S.A. and Radio Estéreo, S.A., obtaining capital gains of 7.22 and 0.20 million euros, respectively. The companies, which were included in the financial statements of the Telefónica Group by full integration method, have been removed from the consolidation perimeter.

  The company Sogecable, S.A. increased its share capital during fiscal year 2005 by issuing 7,560,261 shares with a par value of 2 euros each and additional paid-in capital of 22.47 euros. The Telefónica Group participated in the equity issue by subscribing to 1,801,689 shares and paying out approximately 44.1 million euros, thereby maintaining the 23.83% stake that it already owned in this company. The company continues to be accounted for in the financial statements of the Telefónica Group using the equity method.

Atento Group

  On July 29th, Atento Brasil, S.A. took over the entire shareholding in the Brazilian company Beans Administradora de Cartóes de Crédito, Ltda. In August, Beans merged with its parent company Atento Brasil, S.A. The company, which was included in the Telefónica Group's consolidated financial statements by the full integration method, has been removed from the consolidation perimeter.

ADDENDA

Telefónica, empowering economic, social and technological development

Throughout 2005, Telefónica has consolidated as the reference operator in each of the countries where it is present. This is a consequence of its commitment to the economic, social and technological development, and its willingness to adapt to the needs and reality of each one of them.

In 2005, Telefónica performance made a significant contribution to all its stakeholders (customers, employees, society, suppliers, environment..). The results underpin the company's position an important driver of economic, technological and social development in the countries where it operates.

Economic development driver

Telefónica is among the leading companies in the markets where it operates, thus driving local economic development driver.

Throughout 2005, Telefónica has shown its commitment to the development of national economies; contributing in average 1.7% of GDP of the main countries where it operates. Moreover, Telefónica Group has an important revenue redistribution effect among its stakeholders; approximately 45% to its suppliers, 16% to public administrations and 8% in employee compensation.

Telefónica Group has more than 18,000 awarded suppliers across the world. The percentage of purchasing volume awarded to local suppliers exceeds 85%.

Finally, it is important to emphasize the indirect impact of Telefónica Group's services have on the economies of the main countries where it is present. For instance, activities targeted at reducing the digital divide; a reduction in the price of services; greater availability of broadband services and permanent connectivity; are having a significant impact on the increase of the productivity levels of the local economies.

Technological development driver

In 2005, Telefónica committed nearly 2,900 million euros for technological innovation, according to OECD measurement criteria. Research and development activities represent 530 million euro of this amount.

Telefónica Móviles is the largest investor in innovation within the Telefónica Group as a result of its new generation networks deployment. Its activities encompass 52% of the technological innovation of Telefónica's Group's innovation budget, followed by Telefónica de España with 27% and Telefónica Latinoamérica with 15%. By country distribution, Spain is the recipient of 45% of the total innovation and Brazil of 23% respectively.

Social development driver

In 2005, Telefónica has developed several projects oriented to improve its behaviour as a responsible company to all its stakeholders:

  Telefónica pursues customer satisfaction, through great customer orientation and operational excellence. As a consequence of this effort, customer satisfaction levels reached 83% in Spain.

  In 2005, there has been progress related to responsible service provision, especially in adult content management norms and the publication of reports on the impact of ICT on sustainable development.

  Telefónica has strengthened its value proposal to its employees, seeking progress in their professional development (9.2 million training hours in 2005) and clarity in company and employees relationship. In this sense, a group wide workplace environment studies has been carried out.

  In 2005, Fundación Telefónica performed a strategic review of all its projects, focusing on educational ones ("educared") and children integration in society ("proniño"). Complementing Fundación Telefónica's commitment, it is important to highlight the employees' commitment to volunteering; already 60,000 employees engage with ATAM (Telefónica Association to Aid Disabled People)

  Digital inclusion of people with the lowest income levels (over five million prepaid or control fixed lines in Latin America) or disabled people ("Telefónica Accesible" programme kick off) are examples of programmes where Telefónica shows its commitment to social inclusion.

  The corporate norm on environmental management, approved in 2004, has progressed to implementation within Telefónica subsidiaries; outstanding progress has been made in energy management, visual impact and waste management.

  In 2005, Telefónica has - for the first time ever - completed a supplier satisfaction assessment in their relationship with Telefónica. Satisfaction levels achieved an average of 6.75 (out of a scale from 0 to 10)

Moreover, it is important to mention three circumstances that confirm Telefónica's commitment to corporate responsibility:

  Code of Ethics approval by the Telefónica Group.

  Publication of corporate responsibility annual reports in Argentina, Brazil, Chile and Peru; complementing the existing ones for Telefónica SA, Telefónica Móviles and TPI.

  Confirmation of Telefónica presence in major Sustainability Indexes.

DISCLAIMER

This document contains statements that constitute forward looking statements in its general meaning and within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.

Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements.

Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this presentation. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company's Annual Report as well as periodic filings filed with the relevant Securities Markets Regulators, and in particular with the Spanish Market Regulator.

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited and, therefore, is subject to potential future modifications. 2004 financial results were originally prepared under Spanish GAAP and have been translated into IFRS for comparison purposes only.

For additional information, please contact.

Investor Relations

Gran Vía, 28 - 28013 Madrid (Spain)

Phone number:

+34 91 584 4700

Fax number:

+34 91 531 9975

Email:

Ezequiel Nieto - ezequiel.nieto@telefonica.es

Diego Maus - dmaus@telefonica.es

Dolores García - dgarcia@telefonica.es

Isabel Beltrán - i.beltran@telefonica.es

ir@telefonica.es

www.telefonica.es/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 1st, 2006	By:	/s/ Santiago Fernández Valbuena
			Name:	Santiago Fernández Valbuena
			Title:	Chief Financial Officer